Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SILICON LABORATORIES INC.

SOPHIA MERGER SUB, INC.

SPECTRA LINEAR, INC.

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC, AS STAKEHOLDER REPRESENTATIVE

JANUARY 22, 2011

i

TABLE OF CONTENTS

(continued)

TABLE OF CONTENTS

(continued)

LIST OF EXHIBITS

Exhibit A	Certificate of Merger

Exhibit B	Escrow Agreement

Exhibit C	Offer Letter

Exhibit D	Non-Competition Agreement

Exhibit E	Employee Non-Solicitation Agreement

Exhibit F	Non-Employee Non-Solicitation Agreement

Exhibit G	Transition Offer Letter

Exhibit H	Letter of Transmittal

Exhibit I	Schedule of Products

Schedule 1(a)	Key Personnel

Schedule 6.8	Offer Letter Recipients

Schedule 6.9	Retained Consultants and Independent Contractors

Schedule 6.10(a)	Parties to Non-Competition Agreements

Schedule 6.10(b)	Parties to Employee Non-Solicitation Agreements

Schedule 6.10(c)	Parties to Non-Employee Non-Solicitation Agreements

Schedule 9.2(b)	Indemnification

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of January 22 2011 by and among Silicon Laboratories Inc., a Delaware corporation (“Acquiror”), Sophia Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Acquiror, Spectra Linear, Inc., a Delaware corporation (“Target”), and, solely with respect to Sections 2.9, 9 and 10 hereof, Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as Stakeholder Representative (the “Stakeholder Representative”).

RECITALS

A.            The Boards of Directors of Target, Acquiror and Merger Sub believe it is in the best interests of their respective companies and the stockholders of their respective companies that Target and Merger Sub combine into a single company through the statutory merger of Merger Sub with and into Target (the “Merger”) and, in furtherance thereof, have approved the Merger.

B.            Target, Acquiror and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

C.            Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Acquiror’s willingness to enter into this Agreement, Target has obtained the requisite Stockholder Approval (as defined herein).

NOW, THEREFORE, in consideration of the covenants and representations set forth herein and for other good and valuable consideration, the parties, intending to be legally bound, hereby agree as follows:

1.             Definitions.  As used in this Agreement, the following terms shall have the following meanings:

“401(k) Plans” has the meaning set forth in Section 6.13.

“Acquiror” has the meaning set forth in the introductory paragraph.

“Acquiror Indemnified Person” has the meanings set forth in Section 9.2(b).

“Acquisition Proposal” has the meaning set forth in Section 5.2(a).

“Aggregate Earn-Out Consideration” has the meaning set forth in Section 2.9(a).

“Applicable Per Share Earn-Out Consideration” shall mean: (a) the Series A Per Share Earn-Out Consideration for each share of Target Series A Preferred Stock, (b) the Series B Per Share Earn-Out Consideration for each share of Target Series B Preferred Stock, (c) the Series C Per Share Earn-Out Consideration for each share of Target Series C Preferred Stock and (d) the Common Stock Per Share Earn-Out Consideration for each share of Target Common Stock.

“Bridge Agreement” shall mean the Note and Warrant Purchase Agreement, dated December 4, 2009 by and among the Company and the Bridge Lenders (as amended from time to time in accordance with its terms).

“Bridge Lenders” shall mean the persons and entities named on the Schedule of Purchasers attached to the Bridge Agreement.

“Bridge Notes” shall mean the Secured Convertible Promissory Notes issued pursuant to the Bridge Agreement (as each have been amended from time to time in accordance with their respective terms).

“Bridge Payoff Amount” the full amount to be paid to the Bridge Lenders to satisfy all of Target’s Liabilities to the Bridge Lenders under or in connection with the Bridge Notes.

“Carveout Amount” shall mean $4,455,000.

“Carveout Plan” has the meaning set forth in Section 2.8.

“Carveout Plan Initial Payment Date” has the meaning set forth in Section 2.8.

“Carveout Recipient” shall mean any individual who (upon delivery of the effective general release of claims) is entitled to receive a portion of the Carveout Amount pursuant to the Carveout Plan.

“CERCLA” has the meaning set forth in Section 3.19.

“Certificate of Merger” has the meaning set forth in Section 2.1.

“Certificates” shall mean each stock certificate that immediately prior to the Effective Time represented one or more outstanding shares of Target Capital Stock.

“CGCL” means the California General Corporation Law.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“COBRA” has the meaning set forth in Section 3.22.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Per Share Earn-Out Consideration” means an amount per share equal to the Earn-Out Remaining Amount (if greater than zero) divided by the total number of shares of Target Common Stock, Target Series A Preferred Stock, Target Series B Preferred Stock and Target Series C Preferred Stock outstanding as of immediately prior to the Effective Time.

“Continuing Personnel” has the meaning set forth in Section 6.8.

“Contribution” has the meaning set forth in Section 3.10.

“Contributors” has the meaning set forth in Section 3.10(b)(xi).

“Controlled” has the meaning set forth in Section 3.10.

“Copyrighted Works” has the meaning set forth in Section 3.10.

“Counted Assets” shall mean (a) the total of the cash, cash equivalents, accounts receivable, inventory and other GAAP current assets of Target and its Subsidiaries on a consolidated basis as of the Effective Time, in each case net of any applicable reserves in accordance with GAAP and excluding, for avoidance of doubt, any deferred Tax assets, plus without duplication (b) an amount equal to the GAAP current asset pursuant to the Tool Contract as of immediately prior to the Effective Time (whether or not such amount would be set forth in the current assets column of a balance sheet prepared in accordance with GAAP as of immediately after the Effective Time).

“Counted Liabilities” shall mean (a) all Liabilities of Target and its Subsidiaries on a consolidated basis that are required to be set forth in the liabilities column of a balance sheet prepared in accordance with GAAP as of the Effective Time (including any that arise as a result of the Closing), excluding any deferred Tax Liabilities, plus without duplication (b) all of the following Liabilities (whether or not required to be set forth in the liabilities column of a balance sheet prepared in accordance with GAAP): (A) Termination Costs, (B) Unpaid Target Transaction Expenses, (C) the Tool Vendor Amount, (D) the SVB Payoff Amount, (E) the MMV Payoff Amount and (F) any Tax now or hereafter payable by Acquiror, Target, any Subsidiary of Target, or the Surviving Corporation in connection with the payment of the Carveout Amount or the Termination Costs (except that Counted Liabilities shall not include the Federal Insurance Contributions Act Tax payable by Acquiror, Target, any Subsidiary of Target, or the Surviving Corporation with respect to (i) the $675,000 Contingent Bonus Pool Amount (as defined in the Carveout Plan) or (ii) the Transition Payment Amounts.

“Current Policy” has the meaning set forth in Section 6.12.

“Damages” means all losses, diminution in value, costs, damages, Liabilities, Taxes, expenses, interest, penalties, attorneys’ fees, third party expert fees, consultant fees, costs for redesign and rework of technology, fees incurred in connection with the enforcement of the rights of any Acquiror Indemnified Person, fines, judgments and awards.  The term Damages as used herein is not limited to matters asserted by third parties, but also includes Damages incurred in the absence of claims by a third party.

“D&O Tail Policy” has the meaning set forth in Section 6.12(b).

“Deficit” shall mean the amount, if any, by which Counted Liabilities exceed Counted Assets as of the Effective Time.

“Delaware Law” has the meaning set forth in Section 2.1.

“Dissenting Shares” has the meaning set forth in Section 2.6(i).

“Dissenting Stockholder” has the meaning set forth in Section 2.6(i).

“Earn-Out Consideration” has the meaning set forth in Section 2.9(a).

“Earn-Out Period” shall mean the period starting on January 2, 2011 and ending on December 31, 2011.

“Earn-Out Preferred Amount” means the Aggregate Earn-Out Consideration, provided that such amount shall in no event be in excess of the Remaining Preference Amount.

“Earn-Out Remaining Amount” means the Aggregate Earn-Out Consideration less the Earn-Out Preferred Amount.

“Effective Time” has the meaning set forth in Section 2.2.

“Electronic Data Room” shall mean the electronic data room populated by Target and to which Acquiror has been provided access in connection with the due diligence investigation conducted prior to the execution of this Agreement.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, equitable interest, title retention or title reversion agreement, preemptive right, community property interest or restriction of any nature, whether accrued, absolute, contingent or otherwise.

“Environmental Laws” has the meaning set forth in Section 3.19(a)(i).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.21.

“Escrow Agent” has the meaning set forth in Section 2.7(h).

“Escrow Agreement” has the meaning set forth in Section 6.7.

“Escrow Amount” shall mean $5,325,000 in cash.

“Escrow Fund” has the meaning set forth in Section 2.7(h).

“Exchange Act” has the meaning set forth in Section 3.4.

“Executive Officers” shall mean Ilhan Refioğlu, Greg Richmond, Arvinder Chadha, Richard Reifer, Elie Ayache, Robert Bylin and Alex Shkidt.

“Fiduciary Tail Policy” has the meaning set forth in Section 6.12(c).

“Foreign Employment Contract” has the meaning set forth in Section 6.8.

“Foreign International Trade Laws” has the meaning set forth in Section 3.27.

“Fraud” shall mean fraud, intentional misrepresentation, willful misconduct or willful concealment.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” has the meaning set forth in Section 3.2.

“Hazardous Materials” has the meaning set forth in Section 3.19(a)(ii).

“HIPAA” has the meaning set forth in Section 3.21(c).

“Initial Capital Stock Consideration” shall mean (a) $40,000,000 minus (b) the sum of (i) the Deficit, (ii) the Bridge Payoff Amount, (iii) the Carveout Amount, (iv) the Escrow Amount and (vi) the Representative Amount.

“Initial Series A Per Share Consideration” has the meaning set forth in the Target Payout Spreadsheet.

“Initial Series B Per Share Consideration” has the meaning set forth in the Target Payout Spreadsheet.

“Initial Series C Per Share Consideration” has the meaning set forth in the Target Payout Spreadsheet.”

“Intellectual Property Agreements” has the meaning set forth in Section 3.10.

“Intellectual Property Rights” has the meaning set forth in Section 3.10.

“International Trade Laws” has the meaning set forth in Section 3.27.

“JAMS” has the meaning set forth in Section 9.6(a).

“Key Personnel” shall mean those employees listed on Schedule 1(a).

“knowledge of Target”, “Target’s knowledge” and similar references refer to the actual knowledge of any member of Target’s board of directors and Executive Officers and the knowledge that any such individual would have possessed had they made reasonable inquiry with respect to the matter in question.

“Liabilities” shall include all obligations and liabilities of any nature whether matured or unmatured, fixed or contingent and whether or not required to be included in financial statements under GAAP.

“Listed Customer” shall mean those entities listed on Schedule 1(b).

“Material Adverse Effect” shall mean any event, change or effect that is, or could reasonably be expected to be, materially adverse to the Target Business, financial condition, properties, assets, Liabilities, business, operations or results of operations of Target and its Subsidiaries, taken as a whole; provided, however, that no such event, change or effect shall be considered in determining a Material Adverse Effect to the extent it results from one or more of the following: (a) general economic or business conditions or acts of war or terrorism, in each case, that do not disproportionately affect Target and its Subsidiaries, (b) factors affecting the semiconductor industry in general that do not disproportionately affect Target and its Subsidiaries, (c) loss of, or adverse change in relationship with, Target’s customers, partners, suppliers that Target establishes through specific evidence was caused by the pendency or announcement of the transactions contemplated by this Agreement, or (d) any change in GAAP or applicable laws.

“Material Contract” has the meaning set forth in Section 3.13.

“Merger” has the meaning set forth in Recital A.

“Merger Consideration” shall mean the total of the Initial Capital Stock Consideration, the Bridge Payoff Amount, the Escrow Amount, the Representative Amount and the Aggregate Earn-Out Consideration.

“Merger Sub” has the meaning set forth in the introductory paragraph.

“MMV Payoff Amount” shall mean the full amount to be paid to MMV to satisfy all of Target’s Liabilities to MMV.

“MMV” shall mean MMV Finance Inc.

“Non-Affiliate Plan Fiduciary” has the meaning set forth in Section 3.21(c).

“Non-Competition Agreement” has the meaning set forth in Section 6.10(a).

“Non-Continuing Employees” means those employees of Target or Target’s Subsidiaries who are not continuing their employment with Acquiror (or its affiliates) following the Closing, including any person not listed on Schedule 6.8.

“Non-Continuing Contractors” means those (a) independent contractors of Target or Target’s Subsidiaries who are not continuing their service relationship with Acquiror (or its affiliates) following the Closing and (b) those individuals who are employed by another entity in India who are not continuing their service relationship with Acquiror (or its affiliates) following the Closing.

“Non-Continuing Personnel” means Non-Continuing Employees and Non-Continuing Contractors.

“Nondisclosure Agreement” has the meaning set forth in Section 5.2.

“Offer Letter” has the meaning set forth in Section 6.8.

“Officer’s Certificate” has the meaning set forth in Section 9.4.

“Open Source Materials” has the meaning set forth in Section 3.10.

“Owned Target IP” has the meaning set forth in Section 3.10.

“Patentable Inventions” has the meaning set forth in Section 3.10.

“Patents” has the meaning set forth in Section 3.10.

“Paying Agent” has the meaning set forth in Section 2.7.

“Pension Plans” has the meaning set forth in Section 3.21(d).

“PIIA” has the meaning set forth in Section 6.8.

“Pre-Closing Period” has the meaning set forth in Section 6.1.

“RCRA” has the meaning set forth in Section 3.19(a)(i).

“Release Date” has the meaning set forth in Section 9.3(b).

“Remaining Escrow Amount” shall mean (A) the portion of the Escrow Fund that remains available for distribution as of the applicable date of release of the Escrow Fund after (i) satisfaction of all obligations to Acquiror Indemnified Persons (including any potential obligations and pending claims, in each case, subject to any Officer’s Certificate (as defined in Section 9.4 below)) pursuant to Section 9 hereof, (ii) payment of any amount payable out of the Escrow Fund to Escrow Agent under the Escrow Agreement and (iii) reimbursement of the Stakeholder Representative pursuant to Section 9.7(d) plus (B) the portion of the Representative Fund that remains available for distribution as of the date of release of the Escrow Fund after reimbursement of the Stakeholder Representative pursuant to Section 9.7(d).

“Remaining Escrow Percentage” means a ratio, expressed as a percentage (rounded to four decimal places), equal to (A) the Remaining Escrow Amount divided by (B) the Escrow Amount plus the Representative Amount.

“Remaining Preference Amount” has the meaning set forth on the Target Payout Spreadsheet.

“Representative Amount” means $250,000.

“Representative Fund” means the account designated by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement where the Representative Amount is held for disbursement by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Series A Per Share Earn-Out Consideration” means an amount per share equal to (i) the Earn-Out Preferred Amount multiplied by the Series A Earn-Out Percentage divided by the total number of shares of Target Series A Preferred Stock outstanding as of immediately prior to the Effective Time (but in no event shall such amount exceed $0.64 per share minus the Initial Series A Per Share Consideration minus the Series A Per Share Escrow Amount) plus (ii) the Earn-Out Remaining Amount (if greater than zero) divided by the total number of shares of Target Common Stock, Target Series A Preferred Stock, Target Series B Preferred Stock and Target Series C Preferred Stock outstanding as of immediately prior to the Effective Time.

“Series A Earn-Out Percentage” has the meaning set forth in the Target Payout Spreadsheet.

“Series A Per Share Escrow Amount” has the meaning set forth in the Target Payout Spreadsheet.

“Series B Per Share Earn-Out Consideration” means an amount per share equal to (i) the Earn-Out Preferred Amount multiplied by the Series B Earn-Out Percentage divided by the total number of shares of Target Series B Preferred Stock outstanding as of immediately prior to the Effective Time (but in no event shall such amount exceed $0.86 per share minus the Initial Series B Per Share Consideration minus the Series B Per Share Escrow Amount) plus (ii) the Earn-Out Remaining Amount (if greater than zero) divided by the total number of shares of Target Common Stock, Target Series A Preferred Stock, Target Series B Preferred Stock and Target Series C Preferred Stock outstanding as of immediately prior to the Effective Time.

“Series B Earn-Out Percentage” has the meaning set forth in the Target Payout Spreadsheet.

“Series B Per Share Escrow Amount” has the meaning set forth in the Target Payout Spreadsheet.

“Series C Per Share Earn-Out Consideration” means an amount per share equal to (i) the Earn-Out Preferred Amount multiplied by the Series C Earn-Out Percentage divided by the total number of shares of Target Series C Preferred Stock outstanding as of immediately prior to the Effective Time (but in no event shall such amount exceed $0.48 per share minus the Initial Series C Per Share Consideration minus the Series C Per Share Escrow Amount) plus (ii) the Earn-Out Remaining Amount (if greater than zero) divided by the total number of shares of Target Common Stock, Target Series A Preferred Stock, Target Series B Preferred Stock and Target Series C Preferred Stock outstanding as of immediately prior to the Effective Time.

“Series C Earn-Out Percentage” has the meaning set forth in the Target Payout Spreadsheet.

“Series C Per Share Escrow Amount” has the meaning set forth in the Target Payout Spreadsheet.

“Significant Customers and Suppliers” has the meaning set forth in Section 3.16.

“Specified Supplier” has the meaning set forth in Schedule 9.2(b).

“Specified Wafers” has the meaning set forth in Schedule 9.2(b).

“Stakeholder Representative” has the meaning set forth in the introductory paragraph.

“Standard Sales Contracts” has the meaning set forth in Section 3.13.

“Subsidiary” shall mean an entity of which a party directly or indirectly owns, beneficially or of record, at least 50% of the outstanding equity or financial interests of such entity.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“SVB” shall mean Silicon Valley Bank.

“SVB Payoff Amount” shall mean the full amount to be paid to SVB to satisfy all of Target’s Liabilities to SVB.

“Target” has the meaning set forth in the introductory paragraph.

“Target Balance Sheet” has the meaning set forth in Section 3.7.

“Target Balance Sheet Date” has the meaning set forth in Section 3.4(a).

“Target Business” has the meaning set forth in Section 3.10.

“Target Capital Stock” shall mean any shares of Target Common Stock and Target Preferred Stock.

“Target Common Stock” shall mean any shares of Common Stock of Target.

“Target Common Stockholder” shall mean each holder of record of Target Common Stock as of the Effective Time.

“Target Current Facilities” has the meaning set forth in Section 3.19(b).

“Target Deficit Certificate” means a certificate executed by an officer of Target dated as of the Closing Date certifying the amount of the Deficit.

“Target Disclosure Schedule” has the meaning set forth in Section 3.

“Target Earn-Out Products” shall mean (i) Target’s products offered for sale prior to the date hereof listed as Existing Products on the Schedule of Products attached as Exhibit H hereto (“Existing Products”) and (ii) Target’s products in development listed as Planned Products on such Schedule of Products (“Planned Products”).

“Target Employee Plan” shall mean each plan, program, policy, contract, agreement or other arrangement providing for employment, compensation, 401(k), retirement, deferred compensation, loans, relocation, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, fringe benefits, short and long term disability, medical, dental, welfare, cafeteria benefits or other benefits, whether written or unwritten, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, in each case, which is or has previously been sponsored, maintained, contributed to, or required to be contributed to by Target or any of its Subsidiaries.

The term Target Employee Plan shall not include any previously terminated plan with respect to which no Liabilities exist or could potentially exist.

“Target Facilities” has the meaning set forth in Section 3.19(b).

“Target Financial Statements” has the meaning set forth in Section 3.4.

“Target Indemnified Persons” has the meaning set forth in Section 6.12(a).

“Target International Employee Plans” has the meaning set forth in Section 3.21(a).

“Target IP Assets” has the meaning set forth in Section 3.10.

“Target IP Rights” has the meaning set forth in Section 3.10.

“Target Option” shall mean each outstanding stock option to purchase one or more shares of Target Common Stock under the Target Stock Plan, whether or not vested or exercisable.

“Target Optionholder” shall mean each holder of record of a Target Option as of the Effective Time.

“Target Other Equity Rights” shall mean, other than Target Capital Stock and Target Options, any other capital stock, ownership right, option, warrant, stock appreciation right, phantom stock right, profit participation right, purchase right, subscription right, conversion right, exchange right, in each case, with respect to Target or Target’s assets, or provision of any other contract or commitment that could require Target to issue, sell, or otherwise cause to become outstanding any Target Capital Stock (contingent or otherwise).

“Target Payout Spreadsheet” has the meaning set forth in Section 6.4.

“Target Preferred Stock” shall mean any shares of Preferred Stock of Target.

“Target Products” has the meaning set forth in Section 3.10.

“Target Revenues” shall mean that portion of Acquiror’s consolidated revenues for the Earn-Out Period attributable to the sale of Target Earn-Out Products.

“Target Series A Preferred Stock” shall mean any shares of Series A Preferred Stock of Target.

“Target Series B Preferred Stock” shall mean any shares of Series B Preferred Stock of Target.

“Target Series C Preferred Stock” shall mean any shares of Series C Preferred Stock of Target.

“Target Special Series Preferred Stock” shall mean any shares of Special Series Preferred Stock of Target.

“Target Series A Stockholder” shall mean each holder of record of Target Series A Preferred Stock as of the Effective Time.

“Target Series B Stockholder” shall mean each holder of record of Target Series B Preferred Stock as of the Effective Time.

“Target Series C Stockholder” shall mean each holder of record of Target Series C Preferred Stock as of the Effective Time.

“Target Stockholder” shall mean each holder of record of Target Capital Stock as of the Effective Time.

“Target Stock Plan” shall mean Target’s 2005 Equity Incentive Plan.

“Tax” shall mean any and all U.S. federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, gross income, net income, alternative or add-on minimum tax, profits, sales, use, transfer, occupation, and value added, ad valorem, tax on services, property taxes (real, tangible or intangible), franchise, capital stock, license, registration, fringe benefit, withholding, payroll, social security (or equivalent), employment, unemployment, disability, recapture, excise, severance, stamp, occupation, premium, environmental or windfall profit tax, custom duty or other tax, governmental fee or other governmental assessment or charge, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Authority” means any Governmental Entity responsible for the imposition, determination or collection of any Tax or the review or audit of any Tax Return.

“Tax Return” means any return (including any schedule or attachment and any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Tax Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with applicable law relating to any Taxes.

“Technology Assets” has the meaning set forth in Section 3.10.

“Termination Costs” shall mean (i) all Liabilities not recorded as a current liability as of the Target Balance Sheet Date on the Target Financial Statements that arise as a result of Target’s (or Target’s Subsidiary’s) direct or indirect termination of the employment or service relationship with Non-Continuing Personnel at or prior to the Closing plus (ii) the Transition Payment Amount with respect to Transition Employees.

“Termination Date” shall mean 18 months after the Closing Date.

“Tool Contract” has the meaning set forth in the Target Disclosure Schedule.

“Tool Vendor Amount” shall mean $967,817.

“Tool Vendor Reimbursement” shall be an amount equal to $0; provided, that if following the Closing and prior to the 85th day following the Closing Date the Acquiror assigns to a third party all of the rights and obligations of the Tool Contract then the Tool Vendor Reimbursement shall be an amount equal to (A) the Tool Vendor Amount, less (B) the sum of (i) the amount of any Counted Asset associated with the Tool Contract that is included in the Deficit, (ii) fees and other costs (if any) paid in connection with obtaining the consent to transfer the Tool Contract and (iii) any amount paid in connection with or pursuant to the Tool Contract after the Closing and prior to such assignment.

“Total Options” shall mean the aggregate number of shares of Target Common Stock that are subject to purchase upon exercise of all Target Options as of the Effective Time.

“Trademark” has the meaning set forth in Section 3.10.

“Transition Employees” shall mean those (a) employees of Target located in the United States who are employed by Acquiror after the Closing pursuant to a Transition Offer Letter whose employment termination date is on or prior to 120 days after the Closing and (b) those individuals located outside of the United States who receive a Transition Welcome Letter.

“Transition Offer Letters” shall mean offer letters provided to Transition Employees located in the United States entered into with Acquiror in substantially the form attached as Exhibit G hereto.

“Transition Welcome Letter” shall mean Foreign Welcome Letters provided to Transition Employees not located in the United States providing for employment or service termination on or prior to 120 days after the Closing.

“Transition Payment Amount” shall mean (a) the total dollar amount of all Severance Payments (as such term is defined in the Transition Offer Letters or Transition Welcome Letters, as applicable) and (b) any other statutory payments due upon termination.

“Unpaid Target Transaction Expenses” shall mean all unpaid costs and expenses incurred by Target in connection with this Agreement and the transactions contemplated hereby.

2.             The Merger.

2.1           The Merger.  At the Effective Time and subject to and upon the terms and conditions of this Agreement, the Certificate of Merger attached hereto as Exhibit A (the “Certificate of Merger”) and the Delaware General Corporation Law (“Delaware Law”), Merger Sub shall be merged with and into Target, the separate corporate existence of Merger Sub shall cease and Target shall continue as the surviving corporation (the “Surviving Corporation”).

2.2           Closing; Effective Time.  The closing of the transactions contemplated hereby (the “Closing”) shall take place as soon as practicable, but no later than two business days, after the satisfaction or waiver of each of the conditions set forth in Section 7 hereof, or at such other time as the parties hereto agree.  The Closing shall take place at the offices of DLA Piper US LLP, 401 Congress, Suite 2500, Austin, Texas 78701, or at such other location as the parties hereto agree.

In connection with the Closing, the parties hereto shall cause the Merger to be consummated by effectively filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of such effective filing being the “Effective Time” and the date on which such Effective Time occurs being the “Closing Date”).

2.3           Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Target and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Target and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.4           Certificate of Incorporation; Bylaws.

(a)           At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as did the Certificate of Incorporation of Merger Sub immediately prior to the Effective Time, except that (i) Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows:  “The name of the corporation is Silicon Labs Spectra, Inc.”, and (ii) any other changes necessary to reflect the change referenced in clause (i) of this Section 2.4(a) shall be made.

(b)           At the Effective Time, the Bylaws of the Surviving Corporation shall be amended and restated in their entirety to read as did the Bylaws of Merger Sub immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be Silicon Labs Spectra, Inc.”

2.5           Directors and Officers.  At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, to serve until their respective successors are duly elected or appointed and qualified.

2.6           Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Target or the holders of any securities of the Target (and in accordance with Section 2.7):

(a)           Target Special Series Preferred Stock.  Each share of Target Special Series Preferred Stock issued and outstanding as of the Effective Time (excluding Dissenting Shares) shall be converted and exchanged into the right to receive an amount in cash equal to $1.00 per share (collectively, the “Special Series Per Share Consideration”); provided, however, that the Special Series Per Share Consideration with respect to any holder shall not be paid until such holder shall have executed and delivered to Target or the Acquiror a general release of claims contemplated by the Carveout Plan (as defined in Section 2.8 below), and provided further that with respect to any holder that after Closing is an employee of Acquiror or any of its Subsidiaries the Special Series Per Share Consideration shall be paid by Acquiror through Acquiror’s regular payroll practices on the first regular payroll period following the date upon which such general release of claims is not subject to revocation with respect to such holder, but in no event later than 20 days after the date upon which such general release of claims is not subject to revocation.

(b)           Target Series C Preferred Stock.  Each share of Target Series C Preferred Stock issued and outstanding as of the Effective Time (excluding Dissenting Shares) shall be converted and exchanged into the right to receive an amount in cash equal to: (i) the Initial Series C Per Share Consideration plus (ii) following the Release Date, an amount equal to the Remaining Escrow Percentage multiplied by the Series C Per Share Escrow Amount, plus (iii) following the end of the Earn-Out Period the Series C Per Share Earn-Out Consideration, if any (collectively, the “Series C Per Share Consideration”).

(c)           Target Series B Preferred Stock.  Each share of Target Series B Preferred Stock issued and outstanding as of the Effective Time (excluding Dissenting Shares) shall be converted and exchanged into the right to receive an amount in cash equal to: (i) the Initial Series B Per Share Consideration plus (ii) following the Release Date, an amount equal to the Remaining Escrow Percentage multiplied by the Series B Per Share Escrow Amount, plus (iii) following the end of the Earn-Out Period the Series B Per Share Earn-Out Consideration, if any (collectively, the “Series B Per Share Consideration”).

(d)           Target Series A Preferred Stock.  Each share of Target Series A Preferred Stock issued and outstanding as of the Effective Time (excluding Dissenting Shares) shall be converted and exchanged into the right to receive an amount in cash equal to: (i) the Initial Series A Per Share Consideration plus (ii) following the Release Date, an amount equal to the Remaining Escrow Percentage multiplied by the Series A Per Share Escrow Amount, plus (iii) following the end of the Earn-Out Period the Series A Per Share Earn-Out Consideration, if any (collectively, the “Series A Per Share Consideration”).

(e)           Target Common Stock.  Each share of Target Common Stock issued and outstanding as of the Effective Time (excluding Dissenting Shares) shall be converted and exchanged into the right to receive an amount in cash equal to: following the end of the Earn-Out Period the Common Per Share Earn-Out Consideration, if any (the “Common Per Share Consideration”).

(f)            Target Options.  Neither Acquiror nor any of its affiliates shall assume any Target Option or substitute any other stock award therefor.  Prior to the date of this Agreement, Target, the Board of Directors of Target, and the compensation committee of the Board of Directors of Target, as applicable, shall adopt any resolutions and take any actions which are necessary so that (i) each Target Option that is outstanding and unexercised immediately prior to the Effective Time shall become fully vested immediately prior to the Effective Time and (ii) as of the Effective Time, all Target Options not exercised at or prior to the Effective Time shall terminate and no longer be outstanding and shall automatically cease to exist without payment of consideration therefor, and each Target Optionholder shall cease to have any rights with respect thereto.  For purposes of this Sections 2.6(f) and 6.5 only, “Target Options” shall be deemed to include the option to purchase 40,000 shares of Target Common Stock issued to Tugba Demirci outside the Target Stock Plan.

(g)           Target Other Equity Rights.  Neither Acquiror nor any of its affiliates shall assume any Target Other Equity Rights or substitute any other equity right therefor.  Prior to the date of this Agreement, Target, the Board of Directors of Target, and the compensation committee of the Board of Directors of Target, as applicable, shall adopt any resolutions and take any actions which are necessary so that at the Effective Time, each Target Other Equity Right shall be cancelled and no longer be outstanding without payment of consideration therefor, and each holder of a Target Other Equity Right shall cease to have any rights with respect thereto.

(h)           Capital Stock of Merger Sub.  At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately as of the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.  Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

(i)            Dissenters’ Rights.  Notwithstanding any provision of this Agreement to the contrary, any shares of Target Capital Stock held by a Target Stockholder that has not voted in favor of the adoption of this Agreement or consented thereto in writing and that has demanded and perfected such Target Stockholder’s right for appraisal of such shares in accordance with Delaware Law and/or, if applicable by virtue of Section 2115 of the California General Corporation Law (the “CGCL”), that, as of the Effective Time, has not effectively withdrawn or lost such right to appraisal (“Dissenting Shares”), if any, shall not be converted into the applicable portion of the Merger Consideration but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Delaware Law or the CGCL.  Target shall give Acquiror prompt notice of any demand received by Target to require Target to purchase shares of Target Common Stock, and Acquiror shall have the right to participate in all negotiations and proceedings with respect to such demand.  Target agrees that, except with the prior written consent of Acquiror, or as required under Delaware Law or the CGCL, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such purchase demand.  Each Target Stockholder holding Dissenting Shares (“Dissenting Stockholder”) who, pursuant to the provisions of Delaware Law or the CGCL, becomes entitled to payment of the fair value for shares of Target Capital Stock shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions).

2.7           Payment Procedures.

(a)           Acquiror to Provide Cash.  At or prior to the Effective Time Acquiror shall supply to American Stock Transfer & Trust Company (or such other institution selected by Acquiror with the reasonable consent of Target) (the “Paying Agent”) all cash necessary for the satisfaction of Acquiror’s obligations to be paid by the Paying Agent as set forth in this Section 2 (other than Acquiror’s obligations with respect to the Target Special Series Preferred or the Aggregate Earn-Out Consideration).

(b)           Exchange Procedures.  Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each Target Stockholder (at the address set forth on the Target Payout Spreadsheet) the Letter of Transmittal substantially in the form attached hereto as Exhibit H.

Upon surrender of a Certificate for cancellation to the Paying Agent (or to the Acquiror with respect to a Certificate for Special Series Preferred Stock), together with such Letter of Transmittal and other documents referenced therein, duly completed and validly executed in accordance with the instructions thereto, the Certificate so surrendered shall forthwith be canceled and such Target Stockholder shall be entitled to receive the applicable consideration described in Section 2.6.

(c)           Transfers of Ownership.  At the Effective Time, the stock transfer books of Target shall be closed, and there shall be no further registration of transfers of Target Capital Stock thereafter on the records of Target or the Surviving Corporation.

(d)           Termination of Payment Fund.  Any amount held by the Paying Agent which remains undistributed in accordance with this Agreement one year after the Effective Time shall be delivered to the Acquiror upon demand.  Any stockholders of Target who have not previously complied with Section 2.7(b) shall thereafter look only to Acquiror for payment of their claim for their portion of the Merger Consideration.

(e)           Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, the Paying Agent shall only be obligated to deliver the applicable portion of the Merger Consideration with respect to the Target Capital Stock represented by such lost, stolen or destroyed Certificate upon delivery of (i) an affidavit by such Target Stockholder regarding such lost, stolen or destroyed Certificate, (ii) an agreement by such Target Stockholder to indemnify Acquiror and the Surviving Corporation with respect to any claim that may be made against Acquiror, the Surviving Corporation or any of their agents with respect to the Certificate alleged to have been lost, stolen or destroyed and (iii) a bond in such sum as Acquiror may reasonably direct as security for the owner’s indemnity obligation under the foregoing clause (ii).

(f)            Escheat.  Notwithstanding anything to the contrary in this Section 2.7, neither the Paying Agent, the Surviving Corporation nor any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g)           Dissenting Shares.  The provisions of this Section 2.7 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Acquiror and Paying Agent under this Section 2.7 shall commence on the date of loss of such status and the Target Stockholder holding such shares shall be entitled to receive in exchange for such shares applicable portion of the Merger Consideration to which such Target Stockholder is entitled pursuant to Section 2.6 hereof.

(h)           Escrow.  As soon as practicable after the Effective Time, and subject to and in accordance with the provisions of Section 9 hereof, Acquiror shall deliver the Escrow Amount and the Representative Amount to JPMorgan Chase Bank, National Association (or other institution selected by Acquiror with the reasonable consent of (i) Target (on or prior to the Closing) or (ii) the Stakeholder Representative (following the Closing)) (the “Escrow Agent”).

The amount held by the Escrow Agent at any time shall be referred to herein as the “Escrow Fund” and the “Representative Fund,” respectively.

(i)            Interest.  Any interest that accrues in the Escrow Fund shall be paid out in accordance with the terms of the Escrow Agreement and Section 9.  Except as set forth in the preceding sentence, no other interest shall be payable hereunder with respect to the Merger Consideration.

(j)            Withholding.  Notwithstanding anything to the contrary, each of Acquiror, the Surviving Corporation, the Paying Agent and the Escrow Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Target Stockholder or Carveout Recipient such amounts as are required to be deducted or withheld under the Code or any provision of state, local or foreign Tax law with respect to the making of such payment.  Any such withheld amounts, to the extent remitted to the appropriate Tax Authority, shall be treated for all purposes of this Agreement as having been paid to the holder of Target Capital Stock or Carveout Recipient in respect of whom such deduction and withholding was made.

2.8           Carveout Amount.  Provided that Target and/or the Surviving Corporation has received from an individual listed on the Target Payout Spreadsheet under the heading “Carveout Recipient” an executed applicable general release of claims contemplated by the Management Carveout Plan approved by the Target Board of Directors on January 19, 2011 (the “Carveout Plan”) and such release has become effective in accordance with its terms with respect to such Carveout Recipient within the time period required by the Carveout Plan, then Acquiror shall cause the Surviving Corporation to pay to such Carveout Recipient in cash (a) the Closing Bonus Amount (as defined in the Carveout Plan) not later than the first regularly scheduled payroll date following the effective date of such release, and (b) the Contingent Bonus Amount (as defined in the Carveout Plan) pursuant to the terms and conditions of the Carveout Plan.  The payment of the Closing Bonus Amount and Contingent Bonus Amount shall be reduced by any applicable income or employment Tax withholding required under the Code or any provision of applicable state, local or foreign Tax law; provided, however, that in the discretion of the Administrator (as defined in the Carveout Plan) the Closing Bonus Amount may be paid in shares of Special Series Preferred prior to Closing upon receipt by the Target of an executed applicable general release of claims contemplated by the Carveout Plan.

2.9           Earn-Out.

(a)           Notwithstanding anything to the contrary herein, in no event shall the Earn-Out Consideration exceed $10,000,000.  The “Earn-Out Consideration” shall be $1 for each $1 of Target Revenues in excess of $16,000,000.  The Earn-Out Consideration, as finally determined pursuant to this Section 2.9, plus the Tool Vendor Reimbursement, if any, is referred to as the “Aggregate Earn-Out Consideration”.

(b)           All determinations of Target Revenues shall be determined by Acquiror using its books and records in accordance with GAAP applied in the same manner, and using the same accounting policies and methodologies, as such principles are applied in the preparation of the consolidated financial statements of Acquiror in its quarterly and annual reports on Form 10-Q and 10-K, as filed by Acquiror with the SEC with respect to the Earn-Out Period.

Notwithstanding the foregoing, in the event of adjustments to financial statements included in any periodic or current report filed by Acquiror pursuant to the Exchange Act, from the date hereof through the filing of Acquiror’s Annual Report on Form 10-K for the fiscal year in which the Earn-Out Period ends, whether such adjustments are due to restatement, changes in accounting principles required under GAAP or pursuant to SEC comment or disclosure or accounting requirement or regulation, or otherwise that result in adjustments to the Target Revenues for any period ending on or prior to end of the Earn-Out Period, the Target Revenues derived from such revised and adjusted financial statements shall control in determining the Target Revenues.  Subject to the foregoing, the Target Revenues shall reflect and be net of (without duplication) all (i) returns of Target Earn-Out Products and authorizations of returns of the Target Earn-Out Products whether or not physically received back from customer; (ii) warranty claims; (iii) product liability claims; (iv) uncollectible accounts and (v) other adjustments that are required under GAAP, including adjustments prescribed or advisable under Financial Accounting Standards Board Accounting Standards Codification No. 605, “Revenue Recognition” and SEC Staff Accounting Bulletin #No. 101, “Revenue Recognition in Financial Statements”, as amended by SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” or pursuant to SEC comment, disclosure or accounting requirement or regulation.  The Target Revenues shall eliminate inter-company transactions among Acquiror and its subsidiaries such that the Target Revenues shall be based only on transactions between Acquiror (as a consolidated entity) and any third party.  Whenever Target Earn-Out Products are sold in combination with other products of Acquiror, the amount attributable to the Target Revenues shall be allocated by Acquiror in its reasonable discretion in a fair and equitable manner taking into consideration the historical costs (including any increases or decreases in such costs) of Target Earn-Out Products in comparable volumes, as well as production costs and competitive analyses attributable to the various components of the combined product(s).

(c)           Reporting.  No later than the 20th day following the earlier to occur of (1) the 10th day following the due date for the filing of Acquiror’s Annual Report on Form 10-K for the fiscal year in which the Earn-Out Period ends, or (2) the actual filing date of such report, Acquiror shall prepare and deliver to the Stakeholder Representative a report showing the Target Revenues and the resulting Earn-Out Consideration, Aggregate Earn-Out Consideration, Series A Per Share Earn-Out Consideration, Series B Per Share Earn-Out Consideration and Series C Per Share Earn-Out Consideration and Common Stock Per Share Earn-Out Consideration (the “Acquiror Report”).  The Acquiror Report shall be certified in writing on behalf of Acquiror by Acquiror’s principal financial officer or principal accounting officer.  For a period of 30 days after receipt of such Acquiror Report, the Stakeholder Representative shall have the right, at the Stakeholder Representative’s expense and upon not less than five days prior notice to Acquiror, to (a) meet with Acquiror to discuss Acquiror’s calculations, and (b) have reasonable access, including in electronic form, during normal business hours to inspect the records, working papers, schedules and other documentation used or prepared by Acquiror in connection with the preparation of such calculations, in any such case solely for the purpose of verifying such calculations.  Unless the Stakeholder Representative gives notice of its disagreement (a “Dispute Notice”) with Acquiror’s calculations, detailing the amount, nature and detailed basis of such dispute within 30 days after the delivery of the Acquiror Report, Acquiror’s calculations shall be final, conclusive and binding for all purposes, absent any Fraud by Acquiror.

(d)           Dispute Resolution.  In the event of such a dispute and delivery of the Dispute Notice, Acquiror and the Stakeholder Representative shall first use diligent good faith efforts to resolve such dispute.  If they are unable to resolve the dispute within 30 days after delivery of the Dispute Notice, then the dispute shall be submitted to an independent, nationally recognized United States accounting firm (which need not be one of the “big four” accounting firms, but shall not be Ernst & Young LLP or Acquiror’s then-current independent auditor) selected in writing by Acquiror, which firm shall select one of its partners (the “Arbitrator”) to determine matters in dispute.  Acquiror and the Stakeholder Representative shall instruct the Arbitrator to make a decision as promptly as practicable but in no event later than 30 days after acceptance of such appointment.  The Acquiror and Stakeholder Representative shall enter into any engagement letter reasonably required by the Arbitrator to perform the Arbitrator’s services hereunder.  A determination by the Arbitrator as to the resolution of any dispute (including all procedural matters) shall be binding and conclusive upon the parties.  A judgment of the determination made by the Arbitrator pursuant to this paragraph may be entered into and enforced by any court having jurisdiction thereover.  The Stakeholder Representative (on behalf of the Target Stockholders and Bridge Lenders) and Acquiror shall each bear their own fees and expenses in connection with any such dispute.  The Stakeholder Representative (on behalf of the Target Stockholders and Bridge Lenders) shall bear the fees and expenses of the Arbitrator with respect to any proceeding under this paragraph, unless the Earn-Out Consideration determined pursuant to Acquiror’s calculations shall be less than 95% of the Earn-Out Consideration finally determined by the Arbitrator (in which case the fees and expenses of the Arbitrator shall be paid by Acquiror).

(e)           Earn-Out Distributions.  If Aggregate Earn-Out Consideration is greater than $0, then Acquiror shall cause the Paying Agent to pay the Applicable Per Share Earn-Out Consideration to the Target Stockholders (subject to the terms hereof, including Section 9 hereof, and contingent upon surrender of the certificate representing such share of Target Capital Stock in the manner set forth in Section 2.7 hereof) on or prior to the 10th day (the “Distribution Deadline”) following the delivery of the Acquiror Report; provided, however, that if there is a Dispute Notice, then the portion of the Aggregate Earn-Out Consideration that would be payable with respect to the amount in dispute (and only the amount in dispute) shall be paid, if at all, on or prior to the 10th day following the final resolution of all disputes pursuant to Section 2.9(d). For the avoidance of doubt, the parties agree that if the Target Revenues as reported by the Acquiror are $20.0 million, and the Stockholder Dispute Notice asserts that the Target Revenues were $22.0 million, $4.0 million of the Earn-Out Consideration will be paid within 10 days of the Distribution Deadline, and the remaining amount, if any, will be paid upon the final resolution of all disputes pursuant to Section 2.9(d).

(f)            Earn-Out Standard.  Acquiror shall not act in bad faith to take any action which has as its purpose to prevent payment of the Applicable Per Share Earn-Out Consideration.  Subject to the foregoing sentence, Acquiror shall be free to operate the business in the manner Acquiror deems to be in the interest of Acquiror and Acquiror’s stockholders.  Target, the Target Stockholders and the Stakeholder Representative acknowledge that this provision is the sole standard by which Acquiror’s actions shall be judged with respect to the Applicable Per Share Earn-Out Consideration.

(g)           Applicable Per Share Earn-Out Consideration Rights Not Transferable.  No Target Stockholder may sell, exchange, transfer or otherwise dispose of his, her or its right to receive the Applicable Per Share Earn-Out Consideration and any transfer in violation of this provision shall be null and void and shall not be recognized by Acquiror, Merger Sub, Target or the Surviving Corporation.

(h)           Imputed Interest.  In the event any Applicable Per Share Earn-Out Consideration is required to be paid to the Target Stockholders pursuant to the terms and provisions hereof, Acquiror shall determine and report to the appropriate Tax Authorities the amount of such payment which is treated as interest for income Tax purposes (as provided by Section 483 of the Code and related Section 1.483-4 of the Treasury Regulations promulgated thereunder), if any, with such interest amount being referred to herein as the “Imputed Interest Amount.”  The parties acknowledge and agree that no separate cash payment of interest will be made by Acquiror with respect to the Applicable Per Share Earn-Out Consideration, and Acquiror shall have no liability whatsoever with respect to any Tax obligations of the Target Stockholders with respect to any Imputed Interest Amount.

2.10         SVB Payoff Amount.  On the Closing Date, Acquiror shall pay the SVB Payoff Amount to SVB by wire transfer.

2.11         MMV Payoff Amount.  On the Closing Date, Acquiror shall pay the MMV Payoff Amount to MMV by wire transfer.

2.12         Bridge Payoff Amount.  On the Closing Date, Acquiror shall pay the aggregate Bridge Payoff Amount to the Bridge Lenders by wire transfer, with each such Bridge Lender receiving the portion of the Bridge Payoff Amount as set forth on the Target Payout Spreadsheet.

2.13         Unpaid Target Transaction Expense.  On the Closing Date, Acquiror shall pay the Unpaid Target Transaction Expenses by wire transfer.

2.14         Post-Closing Objection to Deficit Amount.

(a)           Until the 90th day following the Closing Date, the Surviving Corporation shall have the right to give notice of its disagreement (by delivery of written notice to the Stakeholder Representative within such 90-day period) (a “Deficit Dispute Notice”) with Target’s calculations of the Deficit and any items included therein, detailing the amount, nature and basis of such dispute.  In the event of such a dispute and delivery of the Deficit Dispute Notice, Acquiror and the Stakeholder Representative shall first use diligent good faith efforts to resolve such dispute.  If they are unable to resolve the dispute within 60 days after delivery of the Deficit Dispute Notice, then the dispute shall be submitted to the Arbitrator to determine matters in dispute.  Acquiror and the Stakeholder Representative shall instruct the Arbitrator to make a decision as promptly as practicable but in no event later than 30 days after acceptance of such appointment.  The Acquiror and Stakeholder Representative shall enter into any engagement letter reasonably required by the Arbitrator to perform the Arbitrator’s services hereunder.  A determination by the Arbitrator as to the resolution of any dispute (including all procedural matters) shall be binding and conclusive upon the parties.  A judgment of the determination made by the Arbitrator pursuant to this paragraph may be entered into and enforced by any court having jurisdiction thereover.

The Stakeholder Representative and Acquiror shall each bear their own fees and expenses in connection with any such dispute; provided, however, that the fees and expenses of the Arbitrator with respect to any proceeding under this paragraph shall be shared equally by the parties.

(b)           If the Acquiror does not deliver a Deficit Dispute Notice to the Stakeholder Representative prior to the expiration of the 90-day period after the Closing Date, the Target’s calculation of the Deficit and each item contained therein shall be deemed final and binding on all parties for purposes of calculating the Deficit under this Agreement.  If the Deficit as used in the calculation of the Initial Capital Stock Consideration is less than the Deficit as finally determined in accordance with this Section 2.14 then Acquiror shall receive the amount of such deficiency (from dollar one) from the Escrow Fund (such amount, the “Deficiency Adjustment Amount”), and thereafter the Deficit as so finally determined in accordance with this Section 2.14 and each item contained therein shall be deemed final and binding on all parties for purposes of calculating the Deficit under this Agreement.

2.15         Tax Consequences.  It is intended by the parties hereto that the Merger shall constitute a taxable stock purchase for U.S. federal income tax purposes.  Neither Target nor Acquiror makes any representation or warranties to Target, Bank, MMV, the Bridge Lenders, any holder of Target Capital Stock, Target Options or Target Other Equity Rights or Carveout Recipients regarding the Tax treatment of the Merger or any transactions contemplated by this Agreement.  All such parties must rely solely on their own Tax and legal advisors in connection with this Agreement, the Merger and the other transactions or agreements contemplated by this Agreement.

3.             Representations and Warranties of Target.  Subject to the disclosures contained in the disclosure schedule delivered to Acquiror by Target concurrently with the execution of this Agreement (the “Target Disclosure Schedule”), Target represents and warrants to Acquiror and Merger Sub that the statements contained in this Section 3 are true and correct as of the date hereof and will be true and correct as of the Closing Date.  The Target Disclosure Schedule is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Section 3, and the disclosure in any such numbered and lettered section of the Target Disclosure Schedule shall qualify only the corresponding subsection in this Section 3 and each other applicable representation or warranty contained in this Agreement if the applicability of such exception or qualification to any other applicable representation or warranty would be obviously apparent to a person reviewing the Target Disclosure Schedule, regardless of whether an explicit reference to such other representation or warranty is made.

3.1           Authority.  Target is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Each of Target’s Subsidiaries is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Target has provided to Acquiror a true and correct copy of the Certificate of Incorporation and Bylaws of Target and the organizational documents of each of its Subsidiaries, each as amended to date.  Except as set forth on Section 3.1 of the Target Disclosure Schedule, Target does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

With respect to each Subsidiary set forth on Section 3.1 of the Target Disclosure Schedule, Target owns all of the capital stock of each such Subsidiary and there is no other capital stock, ownership right, option, warrant, stock appreciation right, phantom stock right, profit participation right, purchase right, subscription right, conversion right, exchange right, in each case, with respect to such Subsidiary or such Subsidiary’s assets, or other contract or commitment that could require Target or such Subsidiary to issue, sell, or otherwise cause to become outstanding any capital stock of any such Subsidiary (contingent or otherwise).  Target has not violated any of the provisions of its Certificate of Incorporation or Bylaws.  Target has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Target.  The Board of Directors of Target has unanimously (i) approved this Agreement and the Merger and the transactions contemplated hereby; (ii) determined that in its opinion the Merger is advisable and in the best interests of the Target Stockholders and is on terms that are fair to such Target Stockholders; and (iii) recommended that the Target Stockholders approve and adopt this Agreement and the Merger and the transactions contemplated hereby.  Target has lawfully solicited and obtained approval for the Merger, this Agreement and the transactions contemplated hereby from the Target Stockholders representing (i) a majority of the outstanding shares of Target Common Stock, (ii) a majority of the outstanding shares of Target Common Stock and Target Preferred Stock (voting together on an as-if converted basis), and (iii) at least two-thirds of Target Preferred Stock then outstanding, voting together as a single separate class (on an as-converted to Common Stock basis) (items (i), (ii) and (iii), collectively, the “Stockholder Approval”).  Such Stockholder Approval is the only approval required from Target’s stockholders and such Stockholder Approval is binding and irrevocable.  The execution and delivery of this Agreement by Target does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of any provision of the Certificate of Incorporation or Bylaws of Target.  This Agreement has been duly executed and delivered by Target and constitutes the valid and binding obligation of Target enforceable against Target in accordance with its terms.

3.2           Non-Contravention.  The execution and delivery of this Agreement by Target does not, and the consummation of the transactions contemplated hereby will not (i) conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under any Material Contract, permit, concession, franchise, license, injunction, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target or its Subsidiaries or any properties or assets of Target or its Subsidiaries, (ii) trigger, contravene, conflict with or result in any third party non-compete, notification, non-solicitation, covenant not to sue, right of first refusal, right of first negotiation, source code right or other third party right binding on Target or its Subsidiaries, or (iii) contravene, conflict with or result in any limitation on the Target’s, its Subsidiaries’ or the Surviving Corporation’s right to own any Target IP Assets or Target IP Rights, or right to use any Target IP Assets, Target IP Rights, Licensed IP Right, or Licensed IP Asset.  No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality (“Governmental Entity”) is required by or with respect to Target or its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger and (ii) the Stockholder Approval (which has been obtained).

Target and each of its Subsidiaries is duly qualified to do business and in good standing in each jurisdiction in which the failure to be so qualified and in good standing could (i) reasonably be expected to prevent, alter or delay, any of the transactions contemplated by this Agreement or (ii) reasonably be expected to result in a Material Adverse Effect.  Immediately following the Effective Time, the Surviving Corporation will have the right to exercise all rights under all Intellectual Property Agreements to the same extent that Target or its Subsidiaries would have had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties, and other payments that Target would otherwise be required to pay.

3.3           Permits.  Target and its Subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (a) pursuant to which Target and its Subsidiaries operates or holds any interest in any of its properties; or (b) that is required for the operation of the Target Business or the holding of any such interest and all of such authorizations are in full force and effect.

3.4           Financial Statements.

(a)           Target has delivered to Acquiror its audited consolidated financial statements for each of the fiscal years ended December 31, 2007 and December 31, 2008, its unaudited financial statements (balance sheet, statement of operations and statement of cash flows) on a consolidated basis for its fiscal year ended December 31, 2009, and its unaudited financial statements (balance sheet, statement of operations and statement of cash flows) on a consolidated basis as at and for the twelve-month period ended December 31, 2010 (the “Target Balance Sheet Date”) (collectively, all such financial statements, the “Target Financial Statements”).  The Target Financial Statements have been prepared in accordance with GAAP (except that the unaudited financial statements do not contain footnotes and are subject to normal recurring year-end audit adjustments, the effect of which will not, individually or in the aggregate, be material) applied on a consistent basis throughout the periods presented and consistent with each other.  The Target Financial Statements fairly present the consolidated financial condition, operating results and cash flow of Target and its Subsidiaries as of the dates, and for the periods, indicated therein, all in accordance with GAAP (except that the unaudited financial statements do not contain footnotes and are subject to normal recurring year-end audit adjustments, the effect of which will not, individually or in the aggregate, be material).

(b)           Target and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of consolidated financial statements of Target and to maintain accountability for assets; (iii) access to the assets of Target and its Subsidiaries is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Target and its Subsidiaries are not party to or otherwise involved in any “off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

3.5           Capital Structure.  Except as set forth on Section 3.5 of the Target Disclosure Schedule.

(a)           The authorized capital stock of Target consists exclusively of 69,810,734 shares of Target Common Stock and 55,400,714 shares of Target Preferred Stock (of which 4,500,000 shares have been designated as Special Series Preferred, 12,550,000 shares have been designated as Series A Preferred Stock, 14,120,714 shares have been designated as Series B Preferred Stock, and 24,230,000 shares have been designated as Series C Preferred Stock).  As of the date of this Agreement, 10,925,596 shares of Target Common Stock, 12,550,000 shares of Target Series A Preferred Stock, 10,610,808 shares of Target Series B Preferred Stock and 21,220,700 shares of Target Series C Preferred Stock are issued and outstanding and there are no other shares of Target Capital Stock issued or outstanding.

(b)           All of the issued and outstanding shares of Target Capital Stock have been duly authorized and validly issued, are fully paid and non-assessable and are free of any Encumbrances.  The issued and outstanding shares of Target Capital Stock are not subject to, and the issuance thereof has not triggered any, preemptive rights or rights of first refusal that were not complied with (or waived by the requisite Target Stockholders), in each case (i) created by statute, (ii) the Certificate of Incorporation or Bylaws of Target or (iii) any agreement to which Target is a party or by which it is bound.

(c)           Each share of Target Capital Stock has been issued in exchange for consideration at least equal to the fair market value of such share as reasonably determined by Target’s Board of Directors, provided that the Special Series Preferred if and when issued shall be issued for the consideration as specified in the Carveout Plan.

(d)           Target has never sold securities in violation of any applicable securities laws.

(e)           Target has no obligation or right (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of Target Capital Stock or any interest therein or to pay any dividend or make any other distribution in respect thereof.

(f)            There are no agreements of Target or its Subsidiaries to register any securities under the Securities Act.  There are no agreements to which Target or any of its Subsidiaries is a party, or, to which any shares of Target Capital Stock are subject, relating to the voting of shares of Target Capital Stock or otherwise granting, limiting or affecting the rights pertaining to shares of Target Capital Stock.

(g)           The Target Payout Spreadsheet sets forth a true and complete list as of the date of this Agreement of all holders of Target Capital Stock and the shares of Target Capital Stock held by each.  Except as forth on the Target Payout Spreadsheet, no Target Stockholder shall be entitled to any payment with respect to their Target Capital Stock as a result of the Merger, this Agreement or the transactions contemplated hereby.

(h)           The Target Payout Spreadsheet sets forth all Target Options and Target Other Equity Rights outstanding immediately prior to the Effective Time, the exercise price thereof and the holders thereof.  All such Target Options have been issued pursuant to the Target Option Plan.  All Target Options and Target Other Equity Rights shall have been terminated prior to the Effective Time.

(i)            As of the Effective Time, there are no Target Other Equity Rights or Target Options outstanding or issuable.

3.6           Absence of Certain Changes.  Since January 1, 2010, Target and its Subsidiaries have conducted the Target Business in the ordinary course of business consistent with past practice and there has not occurred (a) any change, event or condition (whether or not covered by insurance) that (i) has resulted in, or could reasonably be expected to result in, a Material Adverse Effect or (ii) that could reasonably be expected to prevent, materially alter or materially delay, any of the material transactions contemplated by this Agreement; (b) any acquisition, sale or transfer of any material asset of Target or its Subsidiaries other than in the ordinary course of business and consistent with past practice; (c) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Target or its Subsidiaries or any revaluation by Target or its Subsidiaries of any of its assets; (d) any declaration, setting aside, or payment of a dividend or other distribution with respect to the Target Capital Stock or any direct or indirect redemption, purchase or other acquisition by Target of any Target Capital Stock; (e) any Material Contract entered into by Target, other than Material Contracts (I) entered into prior to the date of this Agreement in the ordinary course of business that are listed in Section 3.13 of the Target Disclosure Schedule or (II) entered into on or after the date of this Agreement in compliance with Section 5.1, or (f) any material amendment or termination of, or default under, any Material Contract to which Target or any of its Subsidiaries is a party or by which it is bound; (g) any amendment or change to the Certificate of Incorporation or Bylaws of Target; or (h) any increase in or modification of the compensation or benefits payable or to become payable by Target or its Subsidiaries to any of their directors or employees.

3.7           Absence of Undisclosed Liabilities.  Neither Target nor any of its Subsidiaries has any Liabilities other than (a) those specifically set forth in the consolidated balance sheet of Target as of the Target Balance Sheet Date (the “Target Balance Sheet”); and (b) immaterial Liabilities incurred following the Target Balance Sheet Date in the ordinary course of business consistent with past practice; (c) Liabilities (other than for breach thereof) under Material Contracts, (d) immaterial Liabilities (other than for breach thereof) under other contracts entered into in the ordinary course of business consistent with past practice; and (e) Liabilities for accounts payable, payroll and accrued vacation, in each case, incurred in the ordinary course of business since the Target Balance Sheet Date.

3.8           Litigation.  There is no private or governmental action, suit, dispute, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Target, threatened, against Target or any of its Subsidiaries or any of their properties, nor, to the knowledge of Target and its Subsidiaries, is there any reasonable basis therefor.  To the knowledge of Target, there is no private or governmental action, suit, dispute, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened, against any current or former officer or director of Target or any of its Subsidiaries (a) in their capacities as such, or (b) affecting the Target Business, nor, to the knowledge of Target and its Subsidiaries, is there any reasonable basis therefor.

There is no injunction, judgment, decree or order against Target or any of its Subsidiaries or any of their properties.  To the knowledge of Target, there is no injunction, judgment, decree or order against any current or former officer or director of Target or its Subsidiaries (a) in their capacities as such, (b) affecting the Target Business, or (c) otherwise reflecting adversely on such individual.  There is no action, suit, dispute, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, that Target or any of its Subsidiaries has pending or threatened against other parties, nor, to the knowledge of Target, any reasonably basis therefor.  There is no dispute between Target or any of its Subsidiaries and any person or entity (including any employee, supplier, sales representative, distributor, customer or other party) that could reasonably be expected to result in an action, suit, proceeding, claim or arbitration brought by or against Target or any of its Subsidiaries.

3.9                               Restrictions on Business Activities.  There is no injunction, judgment, decree or order by any Governmental Entity or agreement binding upon Target or its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting or impairing any business practice of Target or its Subsidiaries, any acquisition of property by Target or its Subsidiaries or the conduct of the Target Business.

3.10                        Intellectual Property.

(a)                                 Definitions.  The following terms shall be defined as follows:

(i)                                     “Contract” means any contract, agreement, arrangement, commitment, binding letter of intent, binding memorandum of understanding, binding heads of agreement, promise, obligation, right, instrument, or other similar binding mutual understanding, whether written or oral.

(ii)                                  “Controlled” means, for purposes of Section 3.10(b), (1) exclusively licensed in a manner that gives Target or any of its Subsidiaries any right, or imposes on Target or any of its Subsidiaries any obligation, to participate in the prosecution, assertion or defense of the applicable Intellectual Propriety Right, or (2) Target or any of its Subsidiaries have any ownership interest in the applicable Intellectual Property Right, whether full or partial, actual or contingent

(iii)                               “Copyrighted Works” shall include all works of authorship that are fixed in a tangible medium, including software, documentation, semiconductor topography and mask works.

(iv)                              “Intellectual Property Rights” means any and all rights existing now or in the future under patent law, copyright law, industrial design rights law, semiconductor chip or mask work protection law, moral rights law, trade secret law, trademark law, and any similar rights in any jurisdiction in the world and the right to sue for past, present and future infringement of any of the foregoing as may exist now and/or hereafter come into existence and any and all renewals, extensions and restorations thereof, now or hereafter in force and effect, whether worldwide or in individual countries or regions, including Copyrighted Works, Patents and Trademarks.

(v)                                 “Intellectual Property Agreements” means Contracts, whether wholly or partly, that involve the in-licensing, out-licensing, purchase, sale, transfer, prosecution or enforcement of Target IP Rights or Licensed IP Rights and to which Target or any of its Subsidiaries is a party or which binds Target or any of its Subsidiaries as of the Effective Time.

(vi)                              “Licensed IP Assets” mean any and all Technology Assets licensed by Target or any of its Subsidiaries from a third party.

(vii)                           “Licensed IP Rights” mean any and all Intellectual Property Rights licensed by Target or any of its Subsidiaries from a third party.

(viii)                        “Patents” shall mean issued patents or patent applications and any utility patent, design patent, patent of importation, patent of addition, certificate of addition, certificate or model of utility, whether domestic or foreign, and all divisions, continuations, continuations-in-part, reissues, reexaminations, renewals or extensions thereof, and any letters patent that issue thereon.

(ix)                              “Target IP Assets” means any and all Technology Assets owned by Target or any of its Subsidiaries.

(x)                                 “Target IP Rights” means any and all Intellectual Property Rights owned or Controlled by Target or any of its Subsidiaries, or existing in the Target IP Assets.

(xi)                              “Target Business” means the business of the Target and its Subsidiaries as conducted as of and prior to the Effective Time and as proposed as of the date of this Agreement to be conducted after the Effective Time, including the development, manufacture, sale, distribution, license, support and repair of Target Products, the provision of services related thereto and using, licensing or otherwise exploiting the Target IP Assets and Target IP Rights.

(xii)                           “Target Products” means the prior, current and, as of the Effective Time, Planned Products of Target or any of its Subsidiaries developed, manufactured, sold, offered for sale, distributed, or supported or proposed as of the Effective Time to be developed, manufactured, sold, offered for sale, distributed, or supported by Target or any of its Subsidiaries, including all Target Earn-Out Products.

(xiii)                        “Technology Assets” means any inventions (whether patentable or not), improvements, trade secrets, know how, confidential information, invention disclosures, works of authorship, industrial designs, databases, data collections and compilations, specifications, designs, bills of material, schematics, algorithms, interfaces, routines, tools, devices, techniques, concepts, methods, prototypes, formulae, test plans and results, process technology, codecs, plans, drawings, blueprints, technical data, topography, mask works, customer lists, customer databases, software (in source and object code form), and Target Products, as well as all documentation relating to any of the foregoing, and trademarks, service marks, domain names, and logos and any tangible embodiments of Intellectual Property Rights in any form.

(xiv)                       “Trademark” shall include all trademarks, service marks, trade names, logos, insignia or other marks.

(b)                                 Target IP Rights and Target IP Assets.

(i)                                     Section 3.10(b)(i) of the Target Disclosure Schedule sets forth a true and accurate list of all inventions for which a written invention disclosure, referenced figures and description of referenced figures or patent summary exists and for which patent applications may be filed (in the absence of any act of omission by Target or any of its Subsidiaries jeopardizing such filing) in any jurisdiction in the world by Target or any of its Subsidiaries as of the date of this Agreement (and for which patent applications have not yet been filed as of the date of this Agreement) (“Patentable Inventions”) and all Patents owned or Controlled by Target or one of its Subsidiaries, and, for each item on such list, indicates whether (1) owned or Controlled by Target or by one of its Subsidiaries, (2) subject to licenses granted by Target or any of its Subsidiaries to one or more third parties, (3) for each Patent, a valid patent or pending patent application exists and is held by the Target or any of its Subsidiaries, and (4) for each Patent and Patentable Invention, a list of each inventor.  For each Patent owned by Target or one of its Subsidiaries (whether full or partial, actual or contingent ownership), Target and its Subsidiaries have acquired the assignment of all rights in and to such Patent from all inventors of the inventions described in such Patent.  For all Patentable Inventions owned by Target or one of its Subsidiaries (whether full or partial, actual or contingent ownership), Target and its Subsidiaries have acquired the assignment of all rights in and to the Patentable Inventions from all inventors of such Patentable Inventions, and neither Target nor any of its Subsidiaries has taken any action or failed to take any action that would jeopardize the ability of the Target or its Subsidiaries to seek patent protection in any applicable jurisdiction, including disclosure of any such Patentable Invention to any third party except as protected by a written confidentiality agreement, or selling or offering for sale such Patentable Invention or any Target Products that utilize such Patentable Invention.

(ii)                                  Section 3.10(b)(ii)(1) of the Target Disclosure Schedule sets forth a true and accurate list of all Trademarks registered under the authority of any Governmental Entity and owned or Controlled by Target or any of its Subsidiaries, and, for each item on such list, indicates whether (1) owned or Controlled by Target or by one of its Subsidiaries, (2) subject to licenses granted by Target or its Subsidiaries to one or more third parties, and (3) a valid registration or pending application for registration exists and is held by Target or its Subsidiaries.  Section 3.10(b)(ii)(2) of the Target Disclosure Schedule lists all material unregistered Trademarks used by the Target or any of its Subsidiaries and all domain names owned and/or operated by or for the Target or any of its Subsidiaries.  The Target or one of its Subsidiaries had the right prior to and as of the Effective Time to use all unregistered Trademarks identified in Section 3.10(b)(ii)(2) of the Target Disclosure Schedule in each and every country and jurisdiction in which the Target or its Subsidiaries used such unregistered Trademarks prior to the Effective Time.  To the knowledge of Target, no registered Trademark of Target or any of its Subsidiaries is alleged to be confusingly similar to or conflicts or interferes with any trademark, service mark, domain name or trade name owned or applied for by any third party in any jurisdiction in which Target or any of its Subsidiaries uses such Trademark.

The Target or one of its Subsidiaries is the registrant listed in the domain name record on file with the applicable Registrar with respect to all domain names owned or operated by or for the Target or one of its Subsidiaries identified in identified in Section 3.10(b)(ii) (2) of the Target Disclosure Schedule.

(iii)                               Section 3.10(b)(iii) of the Target Disclosure Schedule sets forth a true and accurate list of all Copyrighted Works registered under the authority of any Governmental Entity and owned or Controlled by Target or one of its Subsidiaries, and, for each item on such list, indicates whether (1) owned or Controlled by Target or by one of its Subsidiaries, and (2) subject to licenses granted by Target or its Subsidiaries to one or more third parties, and (3) a valid registration or pending application for registration exists for such Copyrighted Works and is held by Target or its Subsidiaries.

(iv)                              As used in this Section, the term “Software Licenses” shall mean any agreement or license under which Target or any of its Subsidiaries is given the rights necessary to use software (including design tools, productivity applications, utilities and other applications) or firmware used or proposed to be used in the Target Business.  Section 3.10(b)(iv) of the Target Disclosure Schedule sets forth a true and accurate list of all Software Licenses other than any non-exclusive license to software generally available on standard terms for a purchase or license price of under $25,000 that is not incorporated into, or used in, the development, manufacture, testing, distribution, maintenance, or support of any Target Products.  All Software Licenses are in full force and effect.  Target and its Subsidiaries are in compliance with, and have not breached any term of any Software Licenses.

(v)                                 As used in this Section, the term “Open Source Materials” shall mean all software or other material that is distributed as “free software,” “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License).  Except as provided in Section 3.10(b)(v)(1) of the Target Disclosure Schedule, no Target Products are subject to the terms of license of any Open Source Materials.  Section 3.10(b)(v)(1) of the Target Disclosure Schedule generally describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified or distributed by Target or its Subsidiaries).  Except as expressly provided in Section 3.10(b)(v)(2) of the Target Disclosure Schedule, neither Target nor its Subsidiaries have (a) incorporated Open Source Materials into, or combined Open Source Materials with, the Target Products, (b) distributed Open Source Materials in conjunction with any Target Products, or (c) used Open Source Materials in any manner that grants, or purports to grant, to any third party, any rights or immunities to Target IP Assets or under Target IP Rights (including, but not limited to, using any Open Source Materials in any manner that requires, as a condition of use, modification or distribution of such Open Source Materials that software developed, commercially licensed or owned by Target or any of its Subsidiaries incorporated into, derived from or distributed with such Open Source Materials be (i) disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be redistributable at no charge).

Target and its Subsidiaries are in compliance with the terms of all applicable licenses listed in Section 3.10(b)(v) of the Target Disclosure Schedule.

(vi)                              Section 3.10(b)(vi) of the Target Disclosure Schedule sets forth a true and accurate list of all Intellectual Property Agreements other than (a) those included in Section 3.10(b)(i-iv) of the Target Disclosure Schedule, (b) those non-exclusive licenses that are not required to be listed pursuant to Section 3.10(b)(iv), (c) customary nondisclosure and confidentiality agreements, and (d) the employment-related contracts listed in Section 3.21 of the Target Disclosure Schedule.  All Intellectual Property Agreements are in writing, signed by the parties to such agreements, and in full force and effect.  Target and its Subsidiaries are in compliance in with, and have not breached any term of any Intellectual Property Agreement and, to the knowledge of the Target, all other parties to such Intellectual Property Agreements are in compliance with, and have not breached any term of, such Intellectual Property Agreements.  No proceeding has been filed or to Target’s knowledge threatened alleging breach of any Intellectual Property Agreement.  Neither Target nor any of its Subsidiaries has received any written, or to Target’s knowledge other, notice that any party to any Intellectual Property Agreement intends to cancel, terminate or refuse to renew (if renewable) any Intellectual Property Agreement. All of Target and its Subsidiaries rights in Licensed IP Assets and Licensed IP Rights have been granted pursuant to written Intellectual Property Agreements which are valid and enforceable and sufficient in scope to cover Target and its Subsidiaries’ use and planned (as of the date of this Agreement) use of such Licensed IP Assets and Licensed IP Rights in the conduct of the Target Business.

(vii)                           Target or one of its Subsidiaries is the sole owner, free of any Encumbrance (other than non-exclusive licenses granted by Target or any of its Subsidiaries listed on Section 3.10(b)(i-iii) of the Target Disclosure Schedule), of any and all Target IP Assets and (except for Intellectual Property Rights exclusively licensed by Target or one of its Subsidiaries in a manner that gives Target or any of its Subsidiaries any right, or imposes on Target or any of its Subsidiaries any obligation, to participate in the prosecution, assertion or defense of the applicable Intellectual Propriety Right, hereinafter “Controlled Licensed IP”) Target IP Rights.  The Target IP Assets and Target IP Rights, and the Licensed IP Assets and Licensed IP Rights, comprise all the Technology Assets and Intellectual Property Rights necessary for the conduct of the Target Business and comprise all the Technology Assets and Intellectual Property Rights used or proposed as of the date of this Agreement to be used in the conduct of the Target Business.  The Target IP Rights (except for Controlled Licensed IP) are solely owned by Target or one of its Subsidiaries.  No other person or entity has any rights in such Target IP Rights whether by implication, estoppel or otherwise.  Target and its Subsidiaries have the exclusive right to file, prosecute, and maintain any applications and registrations for such Target IP Rights.  Target and its Subsidiaries have good and valid title to all of such Target IP Rights and the Target IP Assets free and clear of any Encumbrance (except as contained in non-exclusive licenses granted by Target or any of its Subsidiaries).  Neither Target nor any of its Subsidiaries is subject to any agreement that restricts the use, transfer, delivery or licensing by Target or its Subsidiaries of such Target IP Rights or the Target IP Assets and, other than as contained in non-exclusive licenses granted by Target or any of its Subsidiaries listed on Section 3.10(b)(i-iii) of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries has covenanted or agreed to forbear asserting any such Target IP Rights.  Neither the Target nor any of its Subsidiaries have transferred, sold, assigned, exclusively licensed, granted rights of refusal, or (other than as contained in non-exclusive licenses granted by Target or any of its Subsidiaries listed on Section 3.10(b)(i-iii) of the Target Disclosure Schedule) covenanted not to exercise rights under any Intellectual Property Rights developed by or on behalf of the Target or any of its Subsidiaries, or owned or purported to be owned or previously owned by the Target or any of its Subsidiaries.

No compulsory licenses have been granted in respect of the Target IP Rights (except for Controlled Licensed IP, with respect to which such representation and warranty is to the Target’s knowledge).  Neither the Target nor any of its Subsidiaries has entered into any Contract granting any person or entity the right to bring or control any infringement, invalidation or other action with respect to, or otherwise to enforce any right in, any of the Target IP Rights.  Except as listed on Section 3.10(b)(vii) of the Target Disclosure Schedule, no royalties, commissions, fees or other payments are or will become payable by the Target or any of its Subsidiaries to any person or entity by reason of the use or exploitation of any Target IP Rights or Target IP Assets, (or of any Licensed IP Rights or Licensed IP Assets other than as contained in Contracts listed on Section 3.10(b)(i-iii) of the Target Disclosure Schedule) in the conduct of the Target Business, including the manufacture, sale of other disposition of any Target Products.  With respect to any Licensed IP Rights or Licensed IP Assets used in the Target Business and subject to royalty or other payment obligation, no royalties or continuing payment obligations are past due.

(viii)                        No government funding; facilities of a university, college, other educational institution or research center was used in the development of the Target IP Rights (except for Controlled Licensed IP, with respect to which such representation and warranty is to the Target’s knowledge).  Except as set forth Section 3.10(b)(vii) of the Target Disclosure Schedule, no funds from private or commercial third parties were used in the development of the Target IP Rights or Target IP Assets that resulted in third parties being granted an ownership interest in or a license to such Target IP Rights or Target IP Assets.  For each disclosure made in Section 3.10(b)(vii) of the Target Disclosure Schedule, Section 3.10(b)(vii) of the Target Disclosure Schedule contains a true and accurate description of the ownership or license interest granted to such third parties.

(ix)                              Target solely and exclusively owns all mask works for the Target Products and no other person or entity has any rights to reproduce, import or distribute such mask works or make any derivative works or modifications thereto.

(x)                                 All granted Patents, registered Trademarks and registered Copyrighted Works in the Target IP Rights are subsisting and, to Target’s knowledge, valid and enforceable. Neither Target nor any of its Subsidiaries has received any written, or to Target’s knowledge non-written, demand, claim, notice, or inquiry from any third party that challenges, threatens to challenge, or inquires as to whether there is any basis to challenge, the validity, enforceability, or the rights of the Target or any of its Subsidiaries in or to the Target IP Rights, or the ownership of the Target or any of its Subsidiaries in or to the Target IP Rights and to the Target’s knowledge there is no reasonable basis for such challenge.  All application and renewal fees, costs, charges and taxes required for the maintenance of the Target IP Rights (except for Controlled Licensed IP, with respect to which such representation and warranty is to the Target’s knowledge) have been duly paid on time.  Without limiting the generality of the foregoing, all maintenance and annual fees have been fully paid by the applicable deadlines and all fees paid during prosecution and after issuance of any Patent comprising or relating to such item have been paid in the correct entity status amounts.

Target has taken reasonable and necessary steps (based on standard industry practice and in accordance with all applicable rules, regulations and laws) to prosecute all applications in the Target IP Rights (except for Controlled Licensed IP, over which neither Target nor any of its subsidiaries has any obligation or responsibility for such prosecution) listed in Section 3.10(b) of the Target Disclosure Schedule as pending and all such pending applications are in good standing.  Neither Target nor any of its Subsidiaries (including their relevant employees, agents or contractors) has misrepresented, or failed to disclose any fact or circumstances in any currently pending or granted application for any registered Target IP Rights that would constitute fraud, a material misrepresentation, or other violation of law or rule of any Governmental Entity with respect to such application.  As of the date of this Agreement, none of the Target IP Rights is involved in any interference, reissue, re-examination or opposition proceeding, and there has been no written, or to Target’s knowledge other, threats received by Target or any of its Subsidiaries that any such proceeding will hereafter be commenced nor to the knowledge of the Target is there any reasonable basis for any such proceeding.  To Target’s knowledge, no Target IP Rights, Target IP Assets, Licensed IP Rights or Licensed IP Assets are subject to any proceeding or outstanding decree, order, injunction, judgment, agreement or stipulation of any Governmental Entity restricting the use, transfer or licensing thereof by Target, its Subsidiaries or the Surviving Corporation, or that may affect the validity, use or enforceability of such Target IP Rights Target IP Assets, Licensed IP Rights or Licensed IP Assets.  No registered Target IP Rights have been abandoned or allowed to lapse.

(xi)                              Target and its Subsidiaries have secured from all Contributors valid written assignments to Target or its Subsidiaries as sole legal and beneficial owner free and clear from Encumbrances of the Contributors’ rights to any and all contributions made by such Contributors, other than moral rights that may not be assignable by Contributors.  No past or present Contributor retains any interest, claim, license or right in relation to any part of the Target IP Rights, Target IP Assets or Target Products, other than moral rights which may not be assignable by Contributors, and there are no payments payable to any Contributor under any Contract by reason of the ownership, use, sale or disposition of any Target IP Rights, Target IP Assets or Target Products.  Except where prohibited by applicable law, Target and its Subsidiaries have obtained a waiver from all Contributors of any moral rights and/or rights of attribution arising under any applicable jurisdiction.  No moral rights have been asserted by Contributors which would affect the use or exploitation of the Target IP Rights, Target IP Assets or Target Products, or the operation of the Target Business. For purposes of this clause, (1) “Contributors” means any and all current or former contractors (including their relevant employees, agents or contractors), employees, officer, director or other individuals of Target or any of its Subsidiaries that have contributed to the creation, development, improvement or modification of any of the Target IP Assets, Target IP Rights or Target Products or any part thereof; and (2) “contribution” means any (A) creation, development, improvement or modification of any of the Target IP Assets, Target IP Rights or Target Products or any part thereof, and (B) Technology Asset, work product or invention together with any Intellectual Property Right therein created or developed pursuant to any engagement with, employment by, or services rendered to or on behalf of, Target or any of its Subsidiaries.

(xii)                           To the knowledge of Target, none of the Target IP Rights has been or is being infringed by any third parties.  Neither Target nor any of its Subsidiaries has received any written, or to Target’s knowledge other, notice that any person or entity is infringing, violating or misappropriating any part of the Target IP Rights or otherwise making any unauthorized use or disclosure of the Target IP Rights or Target IP Assets.

(xiii)                        Each employee and officer of the Target or any of its Subsidiaries has executed a proprietary information and inventions agreement in the form(s) as delivered to Acquiror.  Except for the employees listed on Section 3.10(b)(xiii) of the of the Target Disclosure Schedule, no employee or officer of the Target or any of its Subsidiaries has excluded works or inventions made prior to his or her employment with the Target or any of its Subsidiaries from his or her assignment of inventions pursuant to such employee, officer or consultant’s proprietary information and inventions agreement.  For each employee listed on Section 3.10(b)(xiii), Target has delivered to Acquirer all written documentation in Target or any of its Subsidiaries’ possession regarding such excluded works or inventions for such employee.  Neither Target nor its Subsidiaries have utilized, and to the knowledge of the Target it will not be necessary to utilize, any inventions, trade secrets or proprietary information of any of Target or its Subsidiaries’ employees made prior to their employment, or any of its consultants made prior to or outside of engagement, by the Target or any of its Subsidiaries, in each case which Target or one of its Subsidiaries does not own without restriction or have sufficient license rights therein.

(xiv)                       Neither Target nor any of its Subsidiaries, nor any of Target or its Subsidiaries’ employees during the course of their employment for Target or its Subsidiaries, have participated in, contributed to, or submitted materials for any industry setting standards organization that would, whether under law, in equity or under the policies, procedures, rules or regulations of such organization, adversely affect Target’s ownership in any Target IP Rights or Target IP Assets or impose any obligation whatsoever on Target, any of its Subsidiaries, Acquiror or Surviving Corporation for the licensing of any Intellectual Property Rights or Technology Assets.

(xv)                          To the Target’s knowledge, there are no written settlements, forbearances to sue, consents, stipulations, decrees, injunctions, judgments, orders or any similar obligations (whether imposed or sanctioned by a Governmental Entity, resulting from a dispute or otherwise arising), which (a) restrict the right of Target or its Subsidiaries to use, transfer, license or assert any Target IP Rights or Target IP Assets, or (b) restrict the Target Business or the use by the Target or its Subsidiaries of any Target IP Rights, Target IP Assets, Licensed IP Rights or Licensed IP Assets in order to avoid infringing upon a third party’s intellectual property rights or (c) permit third parties to use any Target IP Rights or Target IP Assets, or (d) affect the validity, use or enforceability of any Target IP Rights or Target IP Assets.

(xvi)                       Neither Target nor its Subsidiaries, nor to the knowledge of Target, any stockholder, officer or director of Target or its Subsidiaries nor any Contributor is in breach of any non-compete, non-solicitation, or notice requirement relating to the Target Business..

(c)                                  Third-Party Intellectual Property Rights.

(i)                                     The operation of the Target Business, has not, does not and, as planned in writing as of the date of this Agreement, will not infringe or misappropriate any Intellectual Property Rights of a third party.  Except for the Licensed IP Assets and Licensed IP Rights, all of the technology included in Target Products was developed by employees or contractors of Target or its Subsidiaries (i) without the unlawful or unauthorized use of any third party technology or Intellectual Property Rights and (ii) after the expiration of any period of non-competition that would restrict such development as set forth in any agreement between Target, or to Target’s knowledge any such employee or contractor, and any third party.

(ii)                                  Neither Target nor any of its Subsidiaries has received any written, or to Target’s knowledge non-written, demand, claim, notice, or inquiry from any third person with respect to the operation of the Target Business, the practice of the Target IP Rights or Licensed IP Rights or the use of the Target IP Assets or Licensed IP Assets alleging or alluding to (1) infringement, misappropriation, dilution, or other actionable harm to any third-party Intellectual Property Rights or Technology Assets or (2) unfair competition or trade practices by such operation under the laws of any applicable jurisdiction.

(iii)                               Target and its Subsidiaries have taken commercially reasonable steps to cause (a) any confidential information of third parties to be properly maintained and returned or disposed of in accordance with any obligations imposed on the recipient of such information, (b) any confidential information of third parties not to be used or disclosed in violation of any obligation to any third party, and (c) any employee or contractor not to use or disclose the confidential information of any previous employer or client in the course of his or her employment or engagement with Target or its Subsidiaries.  Target or its Subsidiaries have obtained written agreements from all employees and contractors with whom Target or its Subsidiaries have shared confidential proprietary information (i) of Target or its Subsidiaries or (ii) received from others which Target or its Subsidiaries is obligated to treat as confidential, which agreements require such employees and contractors to keep such information confidential.

(iv)                              To the knowledge of Target, no person employed by or, consulting with, Target or its Subsidiaries has during the course of their employment or consulting relationship with Target or its Subsidiaries (a) violated or is violating any of the terms or conditions of his employment, non-competition, non-solicitation or non-disclosure agreement with any former employer or other third party, (b) disclosed or is disclosing or utilized or utilizing any trade secret or proprietary information or documentation of any former employer or other third party or (c) interfered or is interfering in the employment relationship between any third party and any of its present or former employees.

(v)                                 Neither Target nor its Subsidiaries has entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property Right, other than indemnification provisions in standard sales or agreements to end users arising in the ordinary course of business, the forms of which have been delivered to Acquiror.

(d)                                 Confidentiality.

(i)                                     With respect to any information or materials disclosed to Target from a third party that is confidential, Target and its Subsidiaries have satisfied all material obligations, however arising, it may have had or has at the Effective Time to treat such information or materials confidentially.  Target and its Subsidiaries have refrained from using any such information or materials in violation of any confidentiality obligation Target or any of its Subsidiaries has with respect to such information or materials.

(ii)                                  Target and each of its Subsidiaries have taken commercially reasonable actions to protect and maintain the confidentiality of all Target IP Assets that Target or any of its Subsidiaries holds or purports to hold as a trade secret, including entering into agreements requiring confidential treatment by any third parties to whom any such Target IP Asset is disclosed.

(iii)                               Neither Target nor any of its Subsidiaries has delivered, disclosed or licensed to any person or entity, or agreed to deliver, disclose or license to any person or entity, any source code or material proprietary algorithms that is owned, purported to be owned, or developed by the Target or any of its Subsidiaries (“Target Source Code”).  No event has occurred, and no circumstances or conditions exist, that with or without notice, lapse of time or both, will, or would reasonably be expected to, result in the disclosure or delivery to any person or entity of any Target Source Code.  Target and its Subsidiaries have taken all commercially reasonable measures to protect its ownership of, and rights in, all Target Source Code and protect such Target Source Code from disclosure to and use by any other persons or entities.

3.11                        Interested Party Transactions.  Neither Target nor any of its Subsidiaries is indebted to any director, officer, employee or agent of Target or its Subsidiaries (except for amounts due as normal salary for the current payroll period and in reimbursement of ordinary expenses), and no such person is indebted to Target or any of its Subsidiaries.  There has been no transaction since January 1, 2009, and there is no currently proposed transaction, in which Target was or is to be a participant and the amount involved exceeds $120,000, and in which any director, executive officer or immediate family member (within the meaning of Item 404 of Regulation S K under the Securities Act) of any director or executive officer of Target had or will have a direct or indirect material interest (within the meaning of Item 404 of Regulation S K under the Securities Act).

3.12                        Minute Books.  The minute books of Target and the analogous collection of corporate documents for each of its Subsidiaries have been provided to the Acquiror through the Electronic Data Room and they contain (a) a materially complete and accurate summary of all meetings of directors and stockholders and copies of all actions by written consent since the time of incorporation of Target and (b) a materially complete and accurate summary of all meetings of the management bodies and equity holders and copies of all actions by written consent since the time of organization of each of its Subsidiaries.

3.13                        Material Contracts.  Other than (i) the employment-related contracts listed in Section 3.21 of the Target Disclosure Schedule and (ii) contracts for the sale of Target Products in the ordinary course of business consistent with past practice pursuant to Target’s standard form of sales contract that has been provided to Acquiror (“Standard Sales Contracts”), all Material Contracts of Target or any of its Subsidiaries are listed in Section 3.13 of the Target Disclosure Schedule.

With respect to each Material Contract: (a) the Material Contract is legal, valid, binding and enforceable and in full force and effect with respect to Target or one of its Subsidiaries, except for such failures to be legal, valid, binding, enforceable or in full force and effect that, without Target’s knowledge, have been caused by a party to such Material Contract other than Target, and, to Target’s knowledge, is legal, valid, binding, enforceable and in full force and effect with respect to each other party thereto; (b) the Material Contract will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Effective Time in accordance with its terms as in effect immediately prior to the Effective Time, except for such failures to be legal, valid, binding, enforceable or in full force and effect that, without Target’s knowledge, have been caused by a party to such Material Contract other than Target; and (c) neither Target nor any of its Subsidiaries nor, to Target’s knowledge, any other party to such Material Contract is in material breach or default, and no event has occurred that with notice or lapse of time would constitute a material breach or default by Target or any of its Subsidiaries, or to Target’s knowledge, by any such other party, or permit termination, modification or acceleration, under such Material Contract.  Neither Target nor any of its Subsidiaries is a party to any Material Contract that is an oral contract or other legally-binding unwritten arrangement.  “Material Contract” means any contract, agreement or commitment to which Target or any of its Subsidiaries is a party (a) with expected future receipts or expenditures in excess of $50,000, (b) required to be listed on the Target Disclosure Schedule pursuant to Section 3.10; (c) requiring Target or any of its Subsidiaries to indemnify any person or entity (other than indemnification provisions in standard sales agreements with end users arising in the ordinary course of business, the forms of which have been delivered to Acquiror); (d) granting any exclusive rights to any party; (e) evidencing indebtedness for borrowed or loaned money that is still outstanding, including outstanding guarantees of indebtedness; (f) evidencing a lease of real property; (g) that could reasonably be expected to have a Material Adverse Effect if breached by Target or any of its Subsidiaries in such a manner as would (I) permit any other party to cancel or terminate the same (with or without notice of passage of time); (II) provide a basis for any other party to claim money damages (either individually or in the aggregate with all other such claims under that contract) from Target or any of its Subsidiaries; or (III) give rise to a right of acceleration of any material obligation or loss of any material benefit under such Material Contract; or (h) that could reasonably be expected to prevent, materially alter or materially delay, any of the transactions contemplated by this Agreement.

3.14                           Inventory.  Subject to any reserves specifically identified in the Target Financial Statements, the inventories shown on the Target Balance Sheet or thereafter acquired by Target, were acquired and maintained in the ordinary course of business, are of good and merchantable quality, and consist of items of a quantity and quality usable or salable in the ordinary course of business.  Since the Target Balance Sheet Date, Target has continued to replenish inventories in a normal and customary manner consistent with past practices.  Target has not received notice that it will experience in the foreseeable future any difficulty in obtaining, in the desired quantity and quality and at a reasonable price and upon reasonable terms and conditions, the raw materials, supplies or component products required for the manufacture, assembly or production of Target Products.  The values at which inventories are carried reflect the inventory valuation policy of Target, which is consistent with its past practice and in accordance with GAAP.

Target has no Liabilities with respect to the return of any item of inventory in the possession of distributors, wholesalers, retailers or other customers.  As of and since the Target Balance Sheet Date, adequate provision has been made on the books of Target in the ordinary course of business consistent with past practices to provide for all slow-moving, obsolete or unusable inventories to their estimated useful or scrap values, and such inventory reserves are adequate to provide for such slow-moving, obsolete or unusable inventory and inventory shrinkage.  No inventory used in the Target Business is held by any Subsidiary of Target.

3.15                           Accounts Receivable.  Subject to any reserves specifically identified in the Target Financial Statements, the accounts receivable shown on the Target Financial Statements are valid and genuine, have arisen solely out of bona fide sales and deliveries of goods, performance of services, and other business transactions in the ordinary course of business consistent with past practices in each case with persons other than affiliates, are not subject to any prior assignment or Encumbrance, and are not subject to valid defenses, set-offs or counter claims.  Target’s accounts receivable are collectible in accordance with their terms at their recorded amounts, subject only to any reserve for doubtful accounts specifically identified in the Target Financial Statements.  No Subsidiary has any accounts receivable.

3.16                           Customers and Suppliers.  Section 3.16 of the Target Disclosure Schedule sets forth an accurate list of the (a) revenues generated from each of the top 10 customers of the Target for the year-ended December 31, 2010, and (b) payments made to each of the top 10 suppliers of the Target for the year-ended December 31, 2010.  Since January 1, 2010, no Listed Customer and no supplier of Target or its Subsidiaries (a) has canceled or otherwise terminated, or threatened to cancel or otherwise terminate, its relationship with Target, (b) has decreased materially, or threatened to decrease materially, its services or supplies to Target or its Subsidiaries in the case of any such supplier, or its usage of Target’s services or its purchase of Target Products in the case of such Listed Customer.  Neither Target nor any of its Subsidiaries nor any of their employees has engaged in any Fraud with respect to Target or any customer (including any Listed Customer) or supplier of Target.

3.17                           Employees and Consultants.  The Schedule of Employees and Consultants delivered to Acquiror by Target prior to the execution of this Agreement accurately lists, as of the Closing Date, the names of all employees (whether full-time, part-time, temporary, leased or other), independent contractors and consultants of Target and its Subsidiaries, as well as each such individual’s (a) base salary or hourly wage rate, as applicable (b) full or part-time status, (c) location of employment, (d) whether employed pursuant to a VISA in the United States or a visa, work permit, residence approval card or permit, or other non-local status or work permit outside the United States, (e) exempt status, (f) accrued, but unused vacation, sick and/or paid time off, and the rate at which such paid leave is accrued, (g) dates of employment, (h) positions, (i) whether active or on a leave of absence (and if on a leave of absence, the type of leave) and (j) incentive compensation arrangements, bonuses, and commissions, (k) any contractual notice and severance payments in the event of termination of employment or change in control, (l) retention and other like benefits paid or payable (in cash or otherwise), and (m) service credited for purposes of vesting and eligibility to participate under any Target Employee Plan.  Except as set forth on the Schedule of Employees and Consultants, no employee, independent contractor, consultant or sales representative is entitled, or may become entitled pursuant to any existing agreement, to any compensation, commission or other payment in connection with any design win or sale of any Target Product.

3.18                           Title to Property.  Target and its Subsidiaries have good and marketable title to all of their properties, interests in properties and assets, real and personal, reflected in the Target Balance Sheet or acquired after the Target Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Target Balance Sheet Date in the ordinary course of business), or with respect to leased properties and assets, valid leasehold interests therein, free and clear of all Encumbrances of any kind or character, except (a) liens for current Taxes not yet due and payable; (b) such imperfections of title, liens and easements and similar Encumbrances as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties; (c) liens securing indebtedness for borrowed money that are reflected on the Target Balance Sheet; (d) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements incurred in the ordinary course of business consistent with past practice; (e) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable law incurred in the ordinary course of business consistent with past practice; and (f) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and other like liens incurred in the ordinary course of business consistent with past practice.  The plants, property and equipment of Target that are used in the Target Business are in all material respects in good operating condition and repair, subject to normal wear and tear.  All properties used in the Target Business are reflected in the Target Balance Sheet to the extent required by GAAP.  Target owns no real property.

3.19                           Environmental Matters.

(a)                                  The following terms shall be defined as follows:

(i)                                     “Environmental Laws” shall mean any applicable foreign, federal, state or local governmental laws (including common laws), statutes, ordinances, codes, regulations, rules, policies, permits, licenses, certificates, approvals, injunctions, judgments, decrees, orders, directives, or requirements that pertain to the protection of the environment, protection of public health and safety, or protection of worker health and safety, or that pertain to the handling, use, manufacturing, processing, storage, treatment, transportation, discharge, release, emission, disposal, re-use, recycling, or other contact or involvement with Hazardous Materials (as defined in Section 3.19(a)(ii)), including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq., as amended (“CERCLA”), and the federal Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., as amended (“RCRA”).

(ii)                                  “Hazardous Materials” shall mean any material, chemical, compound, substance, mixture or by-product that is identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws as a “hazardous constituent,” “hazardous substance,” “hazardous material,” “acutely hazardous material,” “extremely hazardous material,” “hazardous waste,” “hazardous waste constituent,” “acutely hazardous waste,” “extremely hazardous waste,” “infectious waste,” “medical waste,” “biomedical waste,” “pollutant,” “toxic pollutant,” “contaminant” or any other formulation or terminology intended to classify or identify substances, constituents, materials or wastes by reason of properties that are deleterious to the environment, natural resources, worker health and safety, or public health and safety, including ignitability, corrosivity, reactivity, carcinogenicity, toxicity and reproductive toxicity.

The term “Hazardous Materials” shall include any “hazardous substances” as defined, listed, designated or regulated under CERCLA, any “hazardous wastes” or “solid wastes” as defined, listed, designated or regulated under RCRA, any asbestos or asbestos-containing materials, any polychlorinated biphenyls, and any petroleum or hydrocarbonic substance, fraction, distillate or by-product.

(b)                                 Target and its Subsidiaries are and have been in compliance with all Environmental Laws relating to the properties or facilities used, leased or occupied by Target or any of its Subsidiaries at any time (collectively, “Target Facilities;” such properties or facilities currently used, leased or occupied by Target or any of its Subsidiaries are defined herein as “Target Current Facilities”), and no discharge, emission, release, leak or spill of Hazardous Materials has occurred at any Target Facilities that may or will give rise to liability of Target or any of its Subsidiaries under Environmental Laws.  To Target’s knowledge, there are no Hazardous Materials (including asbestos) present in the surface waters, structures, groundwaters or soils of or beneath any Target Current Facilities.  To Target’s knowledge, there neither are nor have been any aboveground or underground storage tanks for Hazardous Materials at Target Current Facilities.  To Target’s knowledge, no employee of Target or any of its Subsidiaries or other person has claimed that Target or any of its Subsidiaries is liable for alleged injury or illness resulting from an alleged exposure to a Hazardous Material.  No civil, criminal or administrative action, proceeding or investigation is pending against Target or any of its Subsidiaries, or, to Target’s knowledge, threatened against Target or any of its Subsidiaries, with respect to Hazardous Materials or Environmental Laws; and Target is not aware of any facts or circumstances that could reasonably form the basis for assertion of a claim against Target or any of its Subsidiaries or that could reasonably form the basis for liability of Target or any of its Subsidiaries, regarding Hazardous Materials or regarding actual or potential noncompliance with Environmental Laws.

3.20                           Taxes.

(a)                                  Target and each of its Subsidiaries has prepared and timely filed, or has had prepared and timely filed on its behalf, all material Tax Returns required to be filed with any Tax Authority, and such Tax Returns are true, accurate and complete in all material respects.  Target and each of its Subsidiaries has timely paid all Taxes that have become due (whether or not shown on a Tax Return).  No claim has ever been made in writing by a Tax Authority in a jurisdiction where Target or any of its Subsidiaries has not filed Tax Returns that Target or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.  Neither Target nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return.  Neither Target nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country outside the country of its formation.  Target has provided to Acquiror copies of all income Tax Returns and all other material Tax Returns filed by Target and its Subsidiaries for all periods since December 31, 2005.  Neither Target nor any of its Subsidiaries is party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income tax purposes.

(b)                                 All Taxes that the Target and its Subsidiaries have been required to withhold or to collect for payment have been withheld or collected by Target and to the extent required, paid to the appropriate Taxing Authorities.  There are no liens for Taxes upon any of the assets of Target or its Subsidiaries other than liens for Taxes not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceeding for which adequate reserves have been established in accordance with GAAP.

(c)                                  No Tax deficiency is outstanding or assessed or, to Target’s knowledge, proposed against Target or any of its Subsidiaries that is not reflected as a liability on the Target Balance Sheet.  Neither Target nor any of its Subsidiaries has executed any agreements or waivers extending any statute of limitations on or extending the period for the assessment or collection of any Tax, which waiver or extension is currently in effect.  No Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Target or any of its Subsidiaries.  Neither Target nor any of its Subsidiaries has any power of attorney with respect to any Tax matter which is currently in force.  No material issues relating to Taxes were raised in writing by a Tax Authority in any completed audit or examination that would reasonably be expected to recur in a taxable period not yet audited.  Neither Target nor any of its Subsidiaries has received from any Tax Authority (including jurisdictions where Target or any of its Subsidiaries has not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Tax Authority against Target or any of its Subsidiaries.  Target has delivered to Acquiror correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by Target or any of its Subsidiaries.

(d)                                 Neither Target nor any of its Subsidiaries has any Liabilities for unpaid Taxes other than (a) those reflected in the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between financial accounting and Tax income) set forth on the Target Balance Sheet; and (b) those incurred following the Target Balance Sheet Date in the ordinary course of business consistent with past practice.

(e)                                  Neither Target nor any of its Subsidiaries is a party to any Tax sharing agreement or similar arrangement with any other party.

(f)                                    Neither Target nor any of its Subsidiaries has ever been a member of an affiliated group of corporations within the meaning of Code Section 1504 (other than the group of which Target is the common parent corporation), and neither Target nor any of its Subsidiaries has Liabilities under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(g)                                 Target has disclosed to Acquiror (i) any Tax exemption, Tax holiday or other Tax-sparing arrangement that Target or any of its Subsidiaries has in any jurisdiction, including the nature, amount and lengths of such Tax exemption, Tax holiday or other Tax-sparing arrangement; and (ii) any expatriate tax programs or policies affecting Target or any of its Subsidiaries.

To the knowledge of Target, Target and its Subsidiaries are in compliance with all terms and conditions required to maintain such Tax exemption, Tax holiday or other Tax-sparing arrangement or order of any Governmental Entity.

(h)                                 Neither Target nor any of its Subsidiaries has been at any time a “United States real property holding corporation” within the meaning of Code Section 897(c)(2).

(i)                                     Neither Target nor any of its Subsidiaries is a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Target or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Code Sections 280G or 404 by Target, any of its Subsidiaries, Acquiror or the Surviving Corporation as an expense under applicable law.

(j)                                     Neither Target nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Code Section 355 in the two years prior to the date of this Agreement.

(k)                                  Neither Target nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing as a result of any:  (i) change in method of accounting for a taxable period ending on or before the Closing; (ii) “closing agreement” as described in section 7121 of the Code or other agreement with a Governmental Authority executed on or before the closing; (iii) intercompany transaction or excess loss account described in Treasury Regulations under section 1502 of the Code; (or any corresponding or similar provision of state, local, or non-U.S. income Tax law); (iv) installment sale or open transaction disposition made on or before the Closing; (v) prepaid amount received on or before the Closing; or (vi) election under Code Section 108(i).

(l)                                     Target and its Subsidiaries have disclosed on all applicable Tax Returns all positions taken therein that could give rise to a substantial understatement of U.S. federal income Tax within the meaning of Code Section 6662.  Target has not participated in a “listed transaction” or “reportable transaction” within the meaning of Code Section 6707A or Treasury Regulations Section 1.6011-4(b)(1) or any transaction requiring disclosure under a corresponding or similar provision of state, local or foreign law.

3.21                           Employee Benefit Plans.

(a)                                  No plan, program, policy, contract, agreement or other arrangement provides for severance, separation, or termination pay to employees.  Section 3.21(a)(1) of the Target Disclosure Schedule contains a complete and accurate list of each Target Employee Plan.  Section 3.21(a)(2) of the Target Disclosure Schedule lists each Target Employee Plan that has been adopted or maintained by Target or any of its Subsidiaries, whether formally or informally, for the benefit of employees primarily providing services outside the United States as of the Effective Time (collectively, the “Target International Employee Plans”).

(b)                                 Target has delivered to the Acquiror:  (i) a complete copy of each Target Employee Plan as amended (or a summary of any oral Target Employee Plan); (ii) a copy of the most recently received determination letter or opinion letter, if any and any and all rulings or notices issued by a governmental authority, with respect to each such Target Employee Plan; (iii) a copy of the Form 5500 Annual Report, if any, for the three most recent plan years for each such Target Employee Plan; (iv) a copy of the most recent summary plan description and/or summary of material modifications, if any, with respect to each such Target Employee Plan; (v) all contracts and agreements (and any amendments thereto) relating to each such Target Employee Plan, including, without limitation, all trust agreements, investment management agreements, annuity contracts, insurance contracts, bonds, indemnification agreements and service provider agreements; (vi) the most recent annual actuarial valuation, if any, prepared for each such Target Employee Plan; (vii) all written communications relating to the creation, amendment or termination of each such Target Employee Plan, or an increase or decrease in benefits, acceleration of payments or vesting or other events that could result in liability to Target or any Subsidiary; (viii) all correspondence to or from any Governmental Entity relating to each such Target Employee Plan; and (ix) all coverage, nondiscrimination, and other qualification-related tests, if any, performed with respect to each such Target Employee Plan for the last three years.

(c)                                  Each Target Employee Plan and each trust or other funding medium, if any, established in connection with such Target Employee Plan has at all times been established, maintained and operated in material compliance with its terms and the requirements prescribed by applicable law, including, but not limited to, ERISA, the Code and the provisions imposed by the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”).  All amendments and actions required to bring each of the Target Employee Plans into conformity with all of the applicable provisions of ERISA, the Code, HIPAA and other applicable laws have been made or taken except to the extent that such amendments or actions are not required by law to be made or taken until a date after the Effective Time.  From January 1, 2007 through the date of this Agreement, all reports, Returns, information returns and other information relating to such Target Employee Plan required to be filed with any Governmental Entity have been accurately, timely and properly filed; from January 1, 2007 through the date of this Agreement, all notices, statements, reports and other disclosure required to be given or made to participants in such Target Employee Plan or their beneficiaries have been accurately, timely and properly disclosed or provided.  With respect to the period prior to January 1, 2007, there is no report, Return, information return or other information relating to any Target Employee Plan that was required to be filed with any Governmental Entity which was delinquent, improperly filed or inaccurate and which could result in Liability after the Effective Time.  None of Target, any of its Subsidiaries or any of their respective officers, directors or employees or, to the knowledge of Target, any trustee or other fiduciary or administrator of any Target Employee Plan or trust created thereunder, in each case, who is not an officer, director or employee of Target or any of its Subsidiaries (a “Non-Affiliate Plan Fiduciary”) has engaged in any transaction or acted or failed to act in a manner that is reasonably likely to subject Target, any of its Subsidiaries or any of their respective officers, directors or employees or, to the knowledge of Target, any Non-Affiliate Plan Fiduciary, to a material Tax or penalty on prohibited transactions imposed by Section 4975 of the Code or sanctions imposed under Title I of ERISA; and none of Target, any of its Subsidiaries or any of their respective officers, directors or employees, or, to the knowledge of Target, any Non-Affiliate Plan Fiduciary, has engaged in any transaction or acted in a manner, or failed to act in a manner, that is reasonably likely to subject Target, any of its Subsidiaries or, to the knowledge of Target, any Non-Affiliate Plan Fiduciary to any material Liability for breach of fiduciary duty under ERISA.

(d)                                 With respect to those Target Employee Plans which are “pension plans” within the meaning of Section 3(2) of ERISA (“Pension Plans”) that are intended to be qualified under Section 401(a) of the Code, such Pension Plans are the subject of determination letters or opinion letters, from the IRS to the effect that such Pension Plans are qualified and exempt from Taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor has any event occurred since the date of its most recent determination letter, opinion letter or application therefore that would adversely affect its qualification.  None of the Pension Plans are subject to Title IV of ERISA or Section 412 of the Code.

(e)                                  Neither Target nor any entity (whether or not incorporated) other than Target that, together with Target, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”) has sponsored, maintained, contributed to or been obligated to maintain or contribute to, or has any actual or contingent liability under, (i) any “multiemployer plan” (as defined in Section 3(37) of ERISA), or (ii) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(f)                                    All Target Employee Plans have complied, to the extent applicable, with the requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA (or such similar state law).  Except as required pursuant to the preceding sentence and except as otherwise provided at the expense of a participant or participant’s beneficiary in a Target Employee Plan, no Target Employee Plan provides for post-retirement medical, life insurance or disability benefits.

(g)                                 There are no suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, administrative or other proceedings pending or, to the knowledge of Target, threatened with respect to any Target Employee Plan or any related trust or other funding medium or with respect to Target or any Subsidiary, as the sponsor or fiduciary thereof, nor, to the knowledge of Target, is there any reasonable basis therefor.  To the knowledge of Target, no Target Employee Plan or any related trust or other funding medium or any fiduciary is the subject of an audit, investigation or examination by a Governmental Entity.

(h)                                 Neither Target nor any of its ERISA Affiliates has any commitment or intention to create, terminate (except as set forth herein) or adopt any Target Employee Plan; and since the beginning of the current fiscal year of Target, no event has occurred and no condition or circumstance has existed that reasonably would be expected to result in a material increase in the benefits under or the expense of maintaining a Target Employee Plan from the level of benefits or expense incurred for the most recently completed fiscal year of Target when determined on a participant-by-participant basis.

(i)                                     All contributions required to be made under the terms of any Target Employee Plan as of the date hereof have been timely made or, if not yet due, have been fully reserved for and specifically identified in the Target Balance Sheet.  Neither Target nor any of its ERISA Affiliates has incurred, or is reasonably likely to incur, any unfunded liabilities in relation to any Target Employee Plan that have not been properly accounted for under GAAP.

(j)                                     The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of Target or any ERISA Affiliate to severance benefits or any other additional payment (including golden parachute, bonus or benefits under any Target Employee Plan), except as expressly provided in this Agreement; or (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider except, with respect to clause (ii), as provided in Section 2.6(f).

(k)                                  Target or one or more of its Subsidiaries, as applicable, may terminate any Target Employee Plan maintained by Target or such Subsidiary or may cease contributions to the Target Employee Plans without incurring any liability other than (i) a benefit liability accrued in accordance with the terms of each such Target Employee Plan immediately prior to such termination or ceasing of contributions; or (ii) expenses attendant to the termination of each such Target Employee Plan.  The execution and delivery of this Agreement, the consummation of the Merger and the other transactions contemplated by this Agreement (alone or in combination with any other event) and compliance by Target and its Subsidiaries with the provisions of this Agreement do not and will not (I) trigger any funding (through a grantor trust or otherwise) of, or increase the cost of, or give rise to any other obligation under, any Target Employee Plan except as provided in this Agreement, (II) trigger the forgiveness of indebtedness owed by any employee, former employee or director of Target or its Subsidiaries or (III) result in any violation or breach of, or a default (with or without notice or lapse of time or both) under, or limit to Target’s ability to amend, or modify, any Target Employee Plan.

(l)                                     Except as set forth on Section 3.21(k) of the Target Disclosure Schedule, no Target Employee Plan or payment or benefit provided pursuant to any Target Employee Plan between Target or any of its Subsidiaries, on the one hand, and any service provider, on the other hand, including the grant, vesting or exercise of any stock option or stock appreciation has provided, provides or will provide for the deferral of compensation subject to Section 409A of the Code.

(m)                               Each Target Employee Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code, has (i) been operated and administered in good faith compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations promulgated under Section 409A of the Code, and any applicable guidance that the IRS issued relating to Section 409A of the Code from the period beginning January 1, 2005 through the date hereof, and (ii) since January 1, 2009, been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder.  No Target Option or other right to acquire Target Common Stock or other equity of Target (i) has an exercise price that was less than the fair market value of the underlying equity securities as of the date such Target Option or other right was granted as determined by Target in good faith and in compliance with the relevant IRS guidance in effect on the date of grant (including, without limitation, IRS Notice 2005-1 and Section 1.409A-1(b)(5)(iv) of the Treasury Regulations), (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise of disposition of such Target Option or right, or (iii) has been granted after December 31, 2004, with respect to any class of Target Capital Stock that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code).

(n)                                 International Employee Plans.  Each of the Target International Employee Plans has been established, maintained and administered in compliance in all material respects with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws applicable to such International Target Employee Plan.  No Target International Employee Plan has unfunded liabilities that as of the Effective Time will not be offset by insurance or fully accrued.  All Target International Employee Plans required to have been approved by a non-United States Governmental Entity (or permitted to have been approved to obtain any beneficial tax or other status) have been so approved or timely submitted for approval, no such approval has been revoked (nor, as of the Agreement, has revocation been threatened in writing) and no event known to Target has occurred since the date of the most recent approval relating to any such Target International Employee Plan that is reasonably likely to adversely affect any such approval relating thereto.  Except as required by applicable law, no condition exists that would prevent Target or its Subsidiaries or Acquiror from terminating or amending any International Target Employee Plan at any time for any reason.

3.22                           Employee Matters.  Target and its Subsidiaries are in compliance, and have at all times been in compliance, with all applicable federal, state and foreign laws and regulations respecting terms and conditions of employment.  There are no proceedings pending or, to Target’s knowledge, reasonably expected or threatened, between Target or any of its Subsidiaries, on the one hand, and any or all of its current or former employees, consultants or independent contractors, on the other hand.  There are no claims pending, or, to Target’s knowledge, reasonably expected or threatened, against Target or any of its Subsidiaries under any workers’ compensation or long-term disability plan or policy that is not fully offset by insurance.  Target and its Subsidiaries have no material unsatisfied obligations to any employees, former employees, or qualified beneficiaries pursuant to Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), the Family and Medical Leave Act or any state or foreign law governing health care, retirement or pension schemes or coverage or the extension or continuation of any such schemes or coverage.  Neither Target nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract, or any contract with any works council, employee representative or other labor organization or group, nor does Target or any of its Subsidiaries know of any activities or proceedings of any labor union, works council, employee representative or other labor organization or group of employees to organize its employees.  There is no union, works council, employee representative or other labor organization or group of employees, which, pursuant to applicable statute, law, regulation or agreement, must be notified, consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement. Target and each of its Subsidiaries have provided all employees with all wages, benefits, accrued vacation, relocation benefits, stock options, bonuses and incentives, and all other compensation that has become due and payable, to date.  No employee of Target or any of its Subsidiaries has any entitlement to the use of any vehicle owned or leased by Target.  Target has not incurred any liability under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar state statutes, including Cal-WARN, or foreign statutes, laws or regulations, that remains unsatisfied, nor shall any terminations on or prior to the Closing Date result in unsatisfied liability under WARN or any similar state statutes, foreign statutes, laws or regulations (assuming that employees in Target’s Santa Clara, California office will not be required to change their employment to a location other than Sunnyvale, California).

3.23                           Insurance.  Target and its Subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses similar to those of Target.  There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.  All premiums due and payable under all such policies and bonds have been paid and Target and its Subsidiaries are otherwise in compliance with the terms of such policies and bonds.  Target has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

3.24                           Compliance With Laws.  Target and its Subsidiaries have complied with, are not in violation of and have not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation.

3.25                           Brokers’ and Finders’ Fee.  No broker, finder or investment banker is entitled to brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges from or through Target or its Subsidiaries in connection with the Merger, this Agreement or any transaction contemplated hereby.

3.26                           Privacy.  Target and its Subsidiaries (i) substantially comply with any and all privacy statements published or made available by Target or any of its Subsidiaries, (ii) substantially comply with all applicable privacy laws and regulations regarding the collection, retention, use and disclosure of personal information; and (iii) take the appropriate and industry standard measures to protect and maintain the confidential nature of the personal information provided to Target or any of its Subsidiaries by individuals.  Target and its Subsidiaries have adequate technological and procedural measures in place to protect personal information collected from individuals against loss, theft and unauthorized access or disclosure.

3.27                           International Trade Matters.  Target and its Subsidiaries are, and at all times have been, in compliance with and have not been and are not in violation of any International Trade Law (defined below) or any Foreign International Trade Law (defined below).  Neither Target nor any of its Subsidiaries has received any order, notice, or other communication from any Governmental Entity of any actual or potential violation or failure to comply with any International Trade Law or Foreign International Trade Law, including pre-penalty notice, notice of penalty, subpoena or request for documents, or notice of audit, investigation or inquiry.  “International Trade Law” shall mean  the Export Administration Regulations (“EAR”), the Foreign Corrupt Practices Act, the Arms Export Control Act, the International Traffic in Arms Regulations (“ITAR”), the International Emergency Economic Powers Act, the Trading with the Enemy Act, the U.S. Customs laws and regulations, the Foreign Asset Control Regulations, and any regulations or orders issued thereunder, nor is there any reasonable basis therefor.  “Foreign International Trade Law” shall mean foreign statutes, laws and regulations (a) to the extent governing the import or export of commodities, software or technology into any country or from any country in which the Target Business is conducted and the payment of required duties and tariffs in connection with same and (b) to the extent that compliance with such laws is permissible under U.S. statutes, laws or regulations.

Target or its Subsidiaries have neither been required to obtain nor currently possess any licenses from the United States Departments of Commerce or State or an authorized body thereof under ITAR or EAR relating to the export of any items, including but not limited to any commodities, software or technology.

3.28                           Products and Services.  Except for standard warranty returns in the normal course of business and within historical averages, each Target Product designed, manufactured, sold or delivered by Target or any of its Subsidiaries has been in conformity with all applicable law, customer Contracts, specifications and express and (to the extent not effectively disclaimed and capable of being disclaimed) implied warranties.  Neither Target nor any of its Subsidiaries has any Liabilities for replacement or repair thereof or other Damages in connection therewith other than standard warranty repair or replacement remedies offered to customers in the ordinary course of business for which Target has made adequate reserves.  There are no facts in existence as of the date of this Agreement which could reasonably be expected to give rise to a product liability claim or an epidemic defect, product recall or hazard condition with respect to any Target Product.  Target has performed all services that are part of the Target Business in a professional and workmanlike manner, with the degree of skill and care that is required by current, good and sound professional procedures and practices.

3.29                           Claims.  No customer or other person or entity has asserted or, to the knowledge of the Target, threatened to assert any claim against Target or any of its Subsidiaries (i) under or based upon any warranty provided by or on behalf of Target or any of its Subsidiaries, (ii) under or based upon any other warranty relating to any Target Product, or (iii) under or based on any product liability claim relating to the Target Products, nor, to the knowledge of Target, is there any reasonable basis therefor.

3.30                           Representations Complete.  The representations and warranties made by Target in this Agreement or in any Schedule or Exhibit hereto, including the Target Disclosure Schedule, or certificate furnished by Target pursuant to this Agreement do not contain any untrue statement of a material fact or omit to state any material fact necessary in order the make the representations and warranties contained herein or therein, in light of the circumstances under which such representations and warranties were made, not misleading.

3.31                           Complete Copies of Materials.  Each document that Target has delivered to Acquiror through the Electronic Data Room or via e-mail is a true and complete copy of such document in all material respects and no material schedules, exhibits, amendments, waivers or terminations with respect to such documents have been omitted from the Electronic Data Room or from such delivery via e-mail.

3.32                           Tool Vendor Amount.  The Tool Vendor Amount constitutes the full amount of all Liabilities of Target and its Subsidiaries payable pursuant to the Tool Contract.

3.33                           Wafer Order.  Target has delivered to Acquiror copies of all e-mails and other documents sent by Target to the Specified Vendor or received by Target from the Specified Vendor, in each case, with respect to the order for the Specified Wafers contemplated by this Agreement.

4.                                       Representations and Warranties of Acquiror and Merger Sub.  Acquiror and Merger Sub represent and warrant to Target that the statements contained in this Section 4 are true and correct.

4.1                                 Organization; Authority; Conflicts; Consents.  Each of Acquiror and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.  Acquiror and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Sub.  This Agreement has been duly executed and delivered by Acquiror and Merger Sub and constitutes the valid and binding obligations of Acquiror and Merger Sub enforceable against Acquiror and Merger Sub in accordance with its terms.  No consent, approval, order or authorization of, or registration, declaration or filing with, any third party or Governmental Entity, is required by or with respect to Acquiror or Merger Sub in connection with the execution and delivery of this Agreement by Acquiror and Merger Sub or the consummation by Acquiror and Merger Sub of the Merger and the other transactions contemplated hereby, except for (i) the filing of the Certificate of Merger as provided in Section 2.2; (ii) any required filings under the Exchange Act, and (iii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, could not reasonably be expected to prevent, materially alter or materially delay any of the transactions contemplated by this Agreement.

4.2                                 Financial Capacity.  Acquiror has, and as of the Effective Time will have, sufficient funds available to pay the Merger Consideration payable pursuant to this Agreement and to perform the other obligations of Acquiror contemplated by this Agreement.

5.                                       Conduct Prior to the Effective Time.

5.1                                 Conduct of Business.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except (i) as set forth in Section 5.1 of the Target Disclosure Schedule, (ii) to the extent expressly required by this Agreement, or (iii) as consented to in writing by Acquiror (which consent shall not be withheld, delayed or conditioned if withholding, delaying or conditioning such consent would be unreasonable), Target agrees: (a) to carry on its business in the usual regular and ordinary course in substantially the same manner as heretofore conducted; (b) to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes; (c) to pay or perform other obligations when due; and (d) to use all reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and Key Personnel and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Effective Time.  Target agrees to promptly notify Acquiror of (a) any event that could reasonably be expected to have a Material Adverse Effect; (b) any event that could reasonably be expected to prevent, materially alter or materially delay, any of the transactions contemplated by this Agreement, and (c) any change in its capitalization as set forth in Section 3.5.  Without limiting the foregoing, except as expressly contemplated by this Agreement or the Target Disclosure Schedule, neither Target nor any of its Subsidiaries shall do, cause or permit any of the following, without the prior written consent of Acquiror:

(a)                                  Charter Documents.  Cause or permit any amendments to its Certificate of Incorporation or Bylaws;

(b)                                 Dividends; Changes in Capital Stock.  Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Target Capital Stock, or split, combine or reclassify any of Target Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Target Capital Stock, or repurchase or otherwise acquire, directly or indirectly, any shares of Target Capital Stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it;

(c)                                  Stock Plan.  Except as required pursuant to the terms of the Target Stock Plan based on the transactions contemplated by this Agreement, accelerate, amend or change the period of exercisability or vesting of options or other rights granted under the Target Stock Plan or authorize cash payments in exchange for any options or other rights granted under such Target Stock Plan or adopt any other stock plan;

(d)                                 Issuance of Securities.  Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of Target Capital Stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities other than the issuance of shares of its Common Stock pursuant to the exercise of stock options, warrants or other rights therefore outstanding as of the date of this Agreement;

(e)                                  Intellectual Property.  Transfer to any person or entity any Target IP Rights or Target IP Assets, or enter into, terminate or amend, any agreement relating to the license, transfer or other disposition or acquisition of Intellectual Property Rights;

(f)                                    Exclusive Rights.  Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any Target Products, Target IP Rights or Target IP Assets;

(g)                                 Dispositions.  Sell, lease, license or otherwise dispose of or encumber any of its properties or assets that are material, individually or in the aggregate, to its business, taken as a whole, other than sales of inventory in the ordinary course of business consistent with past practice;

(h)                                 Indebtedness.  Except pursuant to any existing lines of credit with SVB and/or MMV, incur any indebtedness for borrowed money, or guarantee any such indebtedness, or issue or sell any debt securities or guaranty any debt securities of others;

(i)                                     Agreements.  Enter into, terminate or amend, in a manner that will adversely affect the Target Business, (i) any agreement involving the obligation to pay or the right to receive $50,000 or more, or (ii) any agreement that is or would be a Material Contract, in each case, other than Standard Sales Contracts entered into in the ordinary course of business;

(j)                                     Payment of Obligations.  Pay, discharge or satisfy, in an amount in excess of $50,000 in the aggregate, any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) not set forth on the Target Balance Sheet or arising in the ordinary course of business;

(k)                                  Capital Expenditures.  Make any capital expenditures, capital additions or capital improvements, in excess of $50,000 in the aggregate, other than in the ordinary course of business consistent with past practice;

(l)                                     Insurance.  Materially reduce the amount of any material insurance coverage provided by existing insurance policies;

(m)                               Termination or Waiver.  Terminate or waive any right of substantial value;

(n)                                 Employee Plans.  Amend any Target Employee Plan or Target International Employee Plan or adopt any plan that would constitute a Target Employee Plan or Target International Employee Plan except in order to comply with applicable laws or regulations;

(o)                                 New Hires; Pay Increases.  Hire any new officer-level employee, pay any special bonus, special remuneration or special noncash benefit (except payments and benefits made pursuant to written agreements outstanding on the date of this Agreement), or increase the benefits, salaries or wage rates of its employees;

(p)                                 Severance Arrangements.  Except for payments made pursuant to written agreements outstanding on the date of this Agreement and disclosed on the Target Disclosure Schedule, grant or pay any severance or termination pay or benefits to any director or officer or employee;

(q)                                 Lawsuits.  Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where Target in good faith determines that failure to commence suit would result in the material impairment of a valuable right, provided that it consults with Acquiror prior to the filing of such a suit or (iii) to enforce its rights under this Agreement;

(r)                                    Acquisitions.  Acquire or agree to acquire by merging with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that are material individually or in the aggregate, to its business, taken as a whole;

(s)                                  Taxes.  Make or change any material election in respect of Taxes, change any material accounting method in respect of Taxes, adopt or change any period of accounting, file any material Tax Return or any amendment to a Tax Return, enter into any closing agreement or similar agreement or arrangement with respect to Taxes, settle any material claim or assessment in respect of Taxes, take any action to surrender any right to claim a refund or credit of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes;

(t)                                    Revaluation.  Revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as required by changes in GAAP; or

(u)                                 Other.  Take or agree in writing or otherwise to take, any of the actions described in this Section 5.1.

5.2                                 Confidentiality.  The parties acknowledge that Acquiror and Target have previously executed a Nondisclosure Agreement dated August 17, 2010 (the “Nondisclosure Agreement”), which Nondisclosure Agreement is hereby incorporated herein by reference and shall continue in full force and effect in accordance with its terms.  To the extent there is any inconsistency between the terms of this Agreement and the terms of the Nondisclosure Agreement, the terms of this Agreement shall prevail.

5.3                                 No Solicitation.

(a)                                  From and after the date of this Agreement until the Effective Time, neither Target nor any of its Subsidiaries shall, directly or indirectly through any officer, director, employee, representative or agent of Target or any of its Subsidiaries or otherwise: (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, share exchange, business combination, sale of all or substantially all assets, sale of shares of capital stock or similar transactions involving Target or its Subsidiaries other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals an “Acquisition Proposal”); (ii) engage or participate in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal; or (iii) agree to, enter into, accept, approve or recommend any Acquisition Proposal.  Target represents and warrants that it has the legal right to terminate any pending discussions or negotiations relating to an Acquisition Proposal without payment of any fee or other penalty.

(b)                                 Target shall notify Acquiror as promptly as possible (and no later than 48 hours) after receipt by Target or any of its Subsidiaries (or their advisors) of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of Target or any of its Subsidiaries by any person or entity that informs Target or any of its Subsidiaries (or their advisors) that it is considering making, or has made, an Acquisition Proposal.  Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

6.                                       Additional Agreements.

6.1                                 Access to Information.  Target covenants that Target and its Subsidiaries shall afford Acquiror and its accountants, counsel and other representatives, reasonable access during business hours during the period from the date of this Agreement through the Effective Time (the “Pre-Closing Period”), to (A) all properties, personnel, books, contracts, commitments and records of Target and its Subsidiaries and (B) all other information concerning the business, properties and personnel of Target and its Subsidiaries as Acquiror may reasonably request.

Subject to compliance with applicable law, during the Pre-Closing Period, Target shall confer on a regular and frequent basis with one or more representatives of Acquiror to report regarding Target’s operational matters of materiality and the general status of Target’s ongoing operations.  No information or knowledge obtained by Acquiror in any investigation pursuant to this Section 6.1 or otherwise shall affect or be deemed to modify any representation, warranty or covenant contained herein, the indemnification obligations set forth herein or the conditions to the obligations of the parties to consummate the Merger.

6.2                                 Public Disclosure.  Target covenants that neither Target, any of its Subsidiaries, any Target Stockholder or any of their affiliates shall, without the consent of Acquiror, issue any press release or otherwise make any public statement or make any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, except as may be required by law.  Notwithstanding anything herein to the contrary, following Acquiror’s public announcement of the Merger, the Stakeholder Representative shall be permitted to publicly announce that it has been engaged to serve as the Stakeholder Representative in connection with the Merger as long as such announcement does not disclose any of the other terms of the Merger or the other transactions contemplated herein.

6.3                                 Regulatory Approval; Further Assurances.

(a)                                  Subject to the terms hereof, the parties shall each use their reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) as promptly as practicable, obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, actions, nonactions, or orders required to be obtained or made by the parties  in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and (iii) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.  The parties shall cooperate with each other in connection with the making of all such filings (subject to legal requirements regarding the sharing of information), including providing copies of all such documents to the other party’s advisors prior to filing and, if requested, accepting all reasonable additions, deletions or changes suggested in connection therewith.  The parties shall each use their reasonable best efforts (subject to legal requirements regarding the sharing of information) to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law in connection with the transactions contemplated by this Agreement.

(b)                                 Notwithstanding anything to the contrary contained in this Agreement, Acquiror shall not have any obligation under this Agreement, and Target shall not agree, without Acquiror’s prior written consent, to: (i) divest, sell, dispose of or transfer, or cause any of its Subsidiaries to divest, sell, dispose of or transfer, any assets or operations, or to commit to cause Acquiror, Target, or any of their respective Subsidiaries to divest, sell, dispose of or transfer any assets or operations (except sales of inventory in the ordinary course of business); (ii) discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or commit to cause the Acquiror, Target, or any of their respective Subsidiaries to discontinue offering any product or service; (iii) license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available, to any person, any Intellectual Property Rights, or commit to cause the Acquiror, Target, or any of their respective Subsidiaries to license or otherwise make available to any person any Intellectual Property Rights; (iv) hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Effective Time), or commit to cause the Acquiror, Target, or any of their respective Subsidiaries to hold separate any assets or operations; or (v) make or cause any of its Subsidiaries to make any commitment (to any Governmental Entity or otherwise) regarding its future operations or the future operations of the Acquiror, Target, any of their respective Subsidiaries, or the Surviving Corporation.

6.4                                 Target Payout Spreadsheet.  Target will deliver to Acquiror no later than three business days prior to Closing the Target Payout Spreadsheet, which shall set forth as of the Effective Time: (a) the Bridge Payoff Amount, and portion of such Bridge Payoff Amount to be paid to each of the Bridge Lenders, (b) the Deficit Amount, including the SVB Payoff Amount, the MMV Payoff Amount, Termination Costs and all Unpaid Target Transaction Expenses, if any, and the parties to whom such amounts are due, and (c) all Target Stockholders, the shares of Target Capital Stock held by each holder (including any issued upon exercise of Target Options or Target Other Equity Rights), the portion of the Initial Capital Stock Consideration to be paid to each such Target Stockholder, the amount and relative percentage interest in the Escrow Fund with respect to each such Target Stockholder, the Initial Series A Per Share Consideration, the Initial Series B Per Share Consideration and the Initial Series C Per Share Consideration, the Series A Per Share Escrow Amount, the Series B Per Share Escrow Amount, the Series C Per Share Escrow Amount, the Series A Earn-Out Percentage, Series B Earn-Out Percentage and Series C Earn-Out Percentage (the “Target Payout Spreadsheet”) and the foregoing shall be certified as true and correct on behalf of Target by Target’s Chief Financial Officer. The Target Payout Spreadsheet shall also set forth the last known address for each such person or entity.

6.5                                 Target Options.  Target covenants that it shall take all actions to or make such determinations with respect to the Target Options as are necessary to implement the provisions of this Agreement (including Section 2.6(f)).  Target covenants that Target shall take all actions necessary to terminate the Target Stock Plan, such termination to be effective at or before the Effective Time.

6.6                                 Cancellation of Target Other Equity Rights.  Target covenants that Target shall have terminated all Target Other Equity Rights on or before the Effective Time such that neither the Surviving Corporation nor Acquiror shall have any Liabilities with respect to any Target Other Equity Rights (whether or not set forth on the Target Payout Spreadsheet).

6.7                                 Escrow Agreement.  On or before the Effective Time, Acquiror, Merger Sub, Target and the Stakeholder Representative will execute the Escrow Agreement contemplated by Section 9 in substantially the form attached as Exhibit B (“Escrow Agreement”).

6.8                                 Employees.

(a)                                  Acquiror shall either offer to each person listed on Schedule 6.8 (the “Continuing Personnel”) (i) post-Closing employment with Acquiror (or one of Acquiror’s Subsidiaries) pursuant to an offer letter in the form set forth as Exhibit C hereto (“Offer Letter”) or Transition Offer Letter, (ii) post-Closing continued employment with one of the Surviving Corporation’s Subsidiaries or post-Closing employment with one of Acquiror’s Subsidiaries, in each case, subject to an employment contract acceptable to Acquiror and Target (“Foreign Employment Contract”), or (iii) for the Continuing Personnel in India providing services to Acquiror’s Indian Subsidiary through a third party agency, post-Closing employment with such agency subject to a welcome letter acceptable to Acquiror and Target (“Foreign Welcome Letter”) or a Transition Welcome Letter, such Offer Letters and Foreign Employment Contracts to provide an aggregate of (a) base salary or wages plus (b) incentive cash compensation potential that is no less than the aggregate of (a) base salary or wages plus (b) incentive cash compensation potential of such Continuing Personnel prior to the Effective Time.  Target shall use its reasonable efforts to assist the Acquiror in its efforts to cause each person listed in Section 6.8 of the Target Disclosure Schedule to execute and deliver to Acquiror such Offer Letter, Foreign Employment Contract or Foreign Welcome Letter, as applicable, and a New-Hire Proprietary Information, Inventions and Non-Solicitation Agreement in the form provided by Acquiror (“PIIA”).  Target shall terminate the employment of each employee of Target, such termination to be effective as of immediately prior to the Effective Time.  Except as set forth on Schedule 6.8(a), each Target Subsidiary shall terminate all employees of such Target Subsidiary (and all persons providing services to Target or the Target Subsidiary through a third party agency) as of immediately prior to the Effective Time, except to the extent that an individual has entered into a Foreign Employment Contract or Foreign Welcome Letter with the same entity that employed such individual immediately prior to the Effective Time.  For the Transition Employees in India providing services to Acquiror’s Indian Subsidiary through a third party agency, Target shall use its reasonable best efforts to ensure that the agency shall have agreed with such Transitional Employees on a resignation from the employment before the Closing, to be effective on or prior to 120 days after the Closing.

(b)                                 Nothing in this Agreement is intended to restrict Acquiror’s rights (or the rights of the Surviving Corporation’s Subsidiaries following the Closing) to (a) terminate the employment any employee with or without cause following the Effective Time or (b) terminate any of Target’s or Acquiror’s benefit plans in a manner consistent with their terms.  On their termination date, Target agrees to pay all employees all amounts owed or payable as of the Closing Date, including accrued, but unused vacation (if applicable).

6.9                                 Independent Contractors.  Unless listed on Schedule 6.9 hereto, Target and its Subsidiaries shall terminate all consultants and independent contractors of Target and its Subsidiaries as of immediately prior to the Closing.  On their termination date, Target agrees to pay all such consultants and independent contractors all amounts owed or payable as of the Closing Date.

6.10                           Non-Competition and Non-Solicitation Agreements.

(a)                                  Section 6.10(a) of the Target Disclosure Schedule lists certain Key Personnel who are also significant stockholders of Target.  As a result of the sale of all of their Target Capital Stock in connection with the Merger and/or through the receipt of a portion of the Carveout Amount, these individuals shall receive substantial economic benefit; likewise, Acquiror will benefit from the transfer of their goodwill to Acquiror.  In order to protect this transfer of goodwill, Target shall cause each person set forth in Section 6.10(a) of the Target Disclosure Schedule to execute and deliver to Acquiror a Non-Competition Agreement in substantially the form set forth as Exhibit D (the “Non-Competition Agreement”).

(b)                                 Target shall cause each person listed on Schedule 6.10(b) to execute and deliver to Acquiror a Non-Solicitation Agreement in substantially the form set forth as Exhibit E (the “Employee Non-Solicitation Agreement”)..

(c)                                  Target shall cause each person or entity set forth on Schedule 6.10(c) to execute and deliver to Acquiror a Non-Solicitation Agreement in substantially the form set forth as Exhibit F (the “Non-Employee Non-Solicitation Agreement”).

6.11                           Employee Loans.  Target shall cause all loans to Target’s employees, if any, to be repaid in full in accordance with their terms as of or prior to the Effective Time

6.12                           D&O and Fiduciary Coverage.

(a)                                  Indemnification.  Until the sixth anniversary of the Effective Time, Acquiror shall and shall cause the Surviving Corporation and its Subsidiaries to fulfill and honor in all respects the obligations of Target and its Subsidiaries to all current and former directors and officers of Target and its Subsidiaries pursuant to any indemnification provisions under the certificate of incorporation and bylaws of Target and the equivalent organization documents of its Subsidiaries as each is in effect on the date of this Agreement (the persons entitled to be indemnified pursuant to such provisions being referred to collectively as the “Target Indemnified Persons”).  Notwithstanding anything to the contrary in this Section 6.12(a), no exculpation from liability or indemnification in favor of any current or former director or officer of Target and its Subsidiaries shall be applicable to the extent related to any Damages of an Acquiror Indemnified Person.

(b)                                 D&O Tail Policy.  Prior to the Effective Time, Target shall purchase a “tail” officers’ and directors’ liability insurance policy covering Target and Target Indemnified Persons, which by its terms shall survive the Merger for six years following the Effective Time on limits, terms, and conditions no less favorable than the Target’s existing officers’ and directors’ liability insurance program (“D&O Tail Policy”), with the following additional conditions: (1) the D&O Tail Policy shall consist of the same coverages currently contained in Target’s Twin City Fire Insurance Company D&O program (including without limitation D&O and entity coverage and employment practices liability coverage) (the “Current Policy”); (2) the D&O Tail Policy shall be endorsed in a manner that expressly provides Acquiror and the Surviving Corporation with direct rights to access the D&O Tail Policy for Side B and Side C coverage (but it is the full intent of this Agreement that all insurance policy rights of Target that are transferable shall be transferred regardless of such endorsement); and (3) separate retentions shall not exceed $25,000.

(c)                                  Fiduciary Tail Policy.  Prior to the Effective Time, Target shall purchase a “tail” fiduciary liability insurance policy covering Target and Target Indemnified Persons, which by its terms shall survive the Merger for three years following the Effective Time on limits, terms, and conditions no less favorable than the Target’s existing fiduciary liability insurance program (“Fiduciary Tail Policy”), with the following additional conditions: (1) the Fiduciary Tail Policy shall consist of the same coverages currently contained in Target’s Twin City Fire Insurance Company Fiduciary Liability program; (2) the Fiduciary Tail Policy shall be endorsed in a manner that expressly provides Acquiror and the Surviving Corporation with direct rights to access the Fiduciary Tail Policy for coverage for the Insured Entity (but it is the full intent of this Agreement that all insurance policy rights of Target that are transferable shall be transferred regardless of such endorsement); and (3) the retention shall remain $0.

(d)                                 This Section 6.12 shall survive the consummation of the Merger and the Effective Time, is intended to benefit and may be enforced by the Target Indemnified Persons, and shall be binding on all successors and assigns of Acquiror and the Surviving Corporation.

6.13                           Termination of 401(k) Plans.  Effective no later than the day of the regularly scheduled payroll period immediately preceding the Effective Time, Target and its ERISA Affiliates as applicable, shall freeze contributions to all plans intended to qualify under Code Section 401(k) (collectively, the “401(k) Plans”).  Effective no later than the day immediately preceding the Closing Date, Target and its ERISA Affiliates, as applicable, shall each terminate any and 401(k) Plans unless Acquiror provides written notice to Target no later than five business days prior to the Effective Time that any 401(k) Plan shall not be so terminated.  Unless Acquiror provides such written notice to Target, Target shall provide to Acquiror at the Closing (i) copies of duly adopted resolutions by Target’s Board of Directors authorizing the termination of such 401(k) Plans and (ii) with respect to each 401(k) Plan, an executed amendment to the 401(k) Plan sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder.  The resolution and amendment shall be subject to the prior review and approval of Acquiror.  Notwithstanding anything in this Agreement or the 401(k) Plans to the contrary, on or before the Effective Time, Target shall contribute all employer contributions (including matching contributions) payable under the 401(k) Plans.

6.14                           Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

6.15                           Unpaid Target Transaction Expenses.  One business day prior to the Effective Time, Target shall deliver to Acquiror written statements from each of its service providers (I) confirming the full amount of Unpaid Target Transaction Expenses relating to such service provider and (II) confirming that no further fees, costs or expenses will be incurred with respect to such service provider without the specific written direction of Acquiror.

6.16                           Waivers.  Target shall obtain and deliver to Acquiror, prior to the initiation of the stockholder approval solicitation under Section 6.17, a waiver agreement, from each Person who is, with respect to Target and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Code Section 280G and the regulations promulgated thereunder), as determined immediately prior to the initiation of the shareholder approval solicitation procedure under Section 6.17, and who might otherwise have, receive or have the right or entitlement to receive a parachute payment under Code Section 280G of the Code, waiving such right or entitlement, to the extent the value thereof exceeds 2.99 times such Person’s base amount determined in accordance with Code Section 280G and the regulations promulgated thereunder, unless the requisite shareholder approval of such amounts is obtained pursuant to the shareholder approval solicitation of Section 6.17.

6.17                           Section 280G Stockholder Approval Solicitation.  Target shall solicit the approval of Target Stockholders required by the terms of Code Section 280G(b)(5)(B) so as to render the parachute payment provisions of Code Section 280G inapplicable to any and all benefits, bonuses, options and/or stock rights provided pursuant to agreements, contracts or arrangements that might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Code Section 280G, which such stockholder vote, if obtained, would satisfy all applicable requirements of Code Section 280G(b)(5)(B) and the regulations promulgated thereunder.

6.18                           Share Transfers.  Prior to the Closing, Target shall cause Arvinder Chadha and Aysel Yildiz Okyay to contractually agree to take all actions required to transfer the shares (and other ownership interests) held by such individuals in Spectra Linear India Private Limited and SpectraLinear Istanbul Teknoloji Merkezi Limited Sirketi to Acquiror as promptly as practicable prior to or after the Closing.

6.19                           Wafer Order.  Target shall order all of the Specified Wafers prior to Closing from the Specified Supplier.

6.20                           Resignations.  To the extent permitted by applicable law, Target shall cause the officers and directors of Target’s Subsidiaries to resign from such positions effective on or prior to Closing and Target shall use reasonable efforts to cause Acquiror’s designees to be appointed to such positions effective upon the Closing.

7.                                       Conditions to the Merger.

7.1                                 Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Acquiror and Target:

(a)                                  No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be and remain in effect, nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

(b)                                 Governmental Approval.  Acquiror, Target and Merger Sub shall have timely obtained all approvals, waivers, actions, non-actions and consents, necessary to be obtained from Governmental Entities for consummation of or in connection with the Merger and the transactions contemplated hereby.

7.2                                 Additional Conditions to the Obligations of Acquiror and Merger Sub.  The obligations of Acquiror and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Acquiror:

(a)                                  Representations and Warranties.  The representations and warranties of Target in Section 3 of this Agreement shall be true and correct in all material respects, without regard to any qualification as to materiality contained in such representation or warranty, on and as of the date of this Agreement and on and as of the Effective Time as though such representations and warranties were made on and as of such Effective Time (except for such representations and warranties that speak specifically as of the date hereof or as of another date, which shall be true and correct as of such date).

(b)                                 Performance of Obligations.  Target shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing.

(c)                                  Certificate of Officers.  Acquiror and Merger Sub shall have received (i) a certificate executed on behalf of Target by the chief executive officer and chief financial officer of Target certifying that the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(l) shall have been satisfied and (ii) the Target Payout Spreadsheet.

(d)                                 No Governmental Litigation.  There shall not be pending or threatened any legal proceeding in which a Governmental Entity is or is threatened to become a party or is otherwise involved, and neither Acquiror nor Target shall have received any communication from any Governmental Entity in which such Governmental Entity indicates the probability of commencing any legal proceeding or taking any other action: (i) challenging or seeking to restrain or prohibit the consummation of the Merger; (ii) relating to the Merger and seeking to obtain from Acquiror or any of its Subsidiaries, or Target, any damages or other relief; (iii) seeking to prohibit or limit in any material respect Acquiror’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Target; or (iv) that would materially and adversely affect the right of the Surviving Corporation to own the assets or operate the business of Target.

(e)                                  No Other Litigation.  There shall not be pending any legal proceeding: (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (ii) relating to the Merger and seeking to obtain from Acquiror or any of its Subsidiaries, or Target, any damages or other relief; (iii) seeking to prohibit or limit in any material respect Acquiror’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Target; or (iv) that would materially and adversely affect the right of the Surviving Corporation to own the assets or operate the business of Target.

(f)                                    Key Personnel.  Each of the Key Personnel shall have executed and delivered the Offer Letter (or Foreign Employment Contract or Foreign Welcome Letter, as applicable) and PIIA to Acquiror (without any Retained Inventions (as defined in the PIIA) unless specifically approved in writing by Acquiror or that is a retained invention under an existing PIIA with the Company that is disclosed on the Target Disclosure Schedule).

(g)                                 Other Personnel.  At least 80% of the individuals listed on Schedule 6.8 (excluding the Key Personnel) shall have executed and delivered the Offer Letter (or Foreign Employment Contract or Foreign Welcome Letter, as applicable) and PIIA to Acquiror (without any Retained Inventions (as defined in the PIIA) unless specifically approved in writing by Acquiror or that is a retained invention under an existing PIIA with the Company that is disclosed on the Target Disclosure Schedule).

(h)                                 Non-Competition Agreement.  All of the individuals set forth in Schedule 6.10(a), shall have executed and delivered to Acquiror the Non-Competition Agreement.

(i)                                     Employee Non-Solicitation Agreement.  All of the persons set forth in Schedule 6.10(b), shall have executed and delivered to Acquiror the Non-Employee Non-Solicitation Agreement.

(j)                                     Non-Employee Non-Solicitation Agreement.  All of the persons and entities set forth in Schedule 6.10(c), shall have executed and delivered to Acquiror the Non-Employee Non-Solicitation Agreement.

(k)                                  Escrow Agreement.  Target, Escrow Agent and the Stakeholder Representative shall have entered into an Escrow Agreement.

(l)                                     No Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(m)                               Dissenters’ Rights.  Not more than 8% of the Target Capital Stock (on an as-converted to Target Common Stock basis) shall be eligible for treatment as Dissenting Shares.

(n)                                 Target Other Equity Rights.  All Target Other Equity Rights shall have been terminated immediately prior to the Effective Time.

(o)                                 SVB.  Acquiror shall have received evidence satisfactory to Acquiror that the payment of the SVB Payoff Amount as contemplated by the Target Payout Spreadsheet shall extinguish all Liabilities of Target and Acquiror to SVB.

(p)                                 MMV.  Acquiror shall have received evidence satisfactory to Acquiror that the payment of the MMV Payoff Amount as contemplated by the Target Payout Spreadsheet shall extinguish all Liabilities of Target and Acquiror to MMV.

(q)                                 Bridge.  Acquiror shall have received evidence satisfactory to Acquiror that (i) the payment of the Bridge Payoff Amount as contemplated by the Target Payout Spreadsheet shall extinguish all Liabilities of Target and Acquiror to the Bridge Lenders (other than Liabilities to such Bridge Lenders in their capacities as Target Stockholders) and (ii) the Bridge Lenders have agreed to be subject to the indemnification obligations set forth herein.

(r)                                    Wafer Order.  Target shall have received an email acknowledgement from the Specified Supplier that they have accepted and started the order for the first 50 Specified Wafers.

7.3                                 Additional Conditions to Obligations of Target.  The obligations of Target to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Target:

(a)                                  Representations, Warranties and Covenants.  The representations and warranties of Acquiror and Merger Sub in Section 4 of this Agreement shall be true and correct in all material respects, without regard to any qualification as to materiality contained in such representation or warranty, on and as of the date of this Agreement and on and as of the Effective Time as though such representations and warranties were made on and as of such Effective Time (except for such representations and warranties that speak specifically as of the date hereof or as of another date, which shall be true and correct as of such date).

(b)                                 Performance of Obligations.  Acquiror and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Closing.

(c)                                  Certificate of Officers.  Target shall have received a certificate executed on behalf of Acquiror certifying that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.

(d)                                 Escrow Agreement.  Acquiror and Escrow Agent shall have entered into the Escrow Agreement.

8.                                       Termination.

8.1                                 Termination.  This Agreement may be terminated at any time prior to the Effective Time (with respect to Section 8.1(b) through Section 8.1(d), by written notice by the terminating party to the other party):

(a)                                  by the mutual written consent of Acquiror and Target;

(b)                                 by either Acquiror or Target if the Merger shall not have been consummated on or before March 30, 2011; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available with respect to a party if the failure to consummate the Merger on or prior to such date is the result of any breach of this Agreement by the party seeking to terminate the Agreement pursuant to the terms of this Section 8.1(b);

(c)                                  by either Acquiror or Target if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

(d)                                 by either Acquiror or Target, if (i) there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement on the part of the other party set forth in this Agreement, such that the conditions set forth in Sections 7.2(a) or (b) (in the case of termination by Acquiror) or Sections 7.3(a) or (b) (in the case of termination by Target) would not be satisfied and (ii) such breach or inaccuracy shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach or inaccuracy from the other party.

8.2                                 Effect of Termination.  In the event of termination of this Agreement as provided in Section 8.1, there shall be no Liability on the part of Acquiror, Target, Merger Sub or their respective officers, directors, employees, agents or stockholders; provided, however, that notwithstanding the foregoing, nothing contained in this Agreement shall relieve any party to this Agreement from any liability resulting from or arising out of any intentional, material breach of any agreement or covenant hereunder; provided further, however, that the provisions of Sections 6.2, 6.14, 8.2 and 10 shall remain in full force and effect and survive any termination of this Agreement; and provided further, however, that Acquiror shall reimburse Target for its actual out-of-pocket costs (and Target shall use all reasonable efforts to minimize such costs) paid to the Specified Supplier for any portion of the Specified Wafer order that has been delivered prior to such termination or that may not be cancelled by Target within 10 days of such termination without penalty, in each case, solely to the extent that the Specified Wafers are not sold by Target prior to the time they become obsolete.

9.                                       Escrow and Indemnification.

9.1                                 Escrow Fund.  Among other remedies set forth in this Section 9, the Escrow Fund shall be available to compensate Acquiror pursuant to the indemnification obligations of the Target Stockholders (excluding the holders of Special Series Preferred in their capacity as such) and Bridge Lenders (each, an “Indemnifying Party” and together the “Indemnifying Parties”) in accordance with the provisions of this Agreement and the Escrow Agreement.

9.2                                 Indemnification.

(a)                                  Survival of Warranties.  All representations and warranties made by Target, herein, or in any certificate, schedule or exhibit delivered pursuant hereto, shall survive the Closing and continue in full force and effect until: (a) 30 days after the expiration of all applicable statutes of limitations with respect to the matters set forth in Section 3.1, Section 3.5 and Section 3.20 (the “Fundamental Representations”), and (b) the Termination Date with respect to all other matters.

(b)                                 Indemnity.  Subject to the limitations set forth in this Section 9, from and after the Effective Time, the Indemnifying Parties will, severally and not jointly, indemnify and hold harmless Acquiror and the Surviving Corporation and their respective officers, directors and employees (each an “Acquiror Indemnified Person”) from and against any Damages arising out of or in connection with:

(i)                                     any inaccuracy in, or any breach of, any representation or warranty made by Target pursuant to Section 3 of this Agreement.

(ii)                                  any inaccuracy in, or any breach of, any representation or warranty made by Target with respect to the matters set forth in Section 3.10, Section 3.24, or Section 3.28 of this Agreement;

(iii)                               the matters set forth on Schedule 9.2(b);

(iv)                              any inaccuracy in, or any breach of, any representation or warranty made by Target with respect to the Fundamental Representations;

(v)                                 any inaccuracy in the Target Payout Spreadsheet;

(vi)                              any breach of any covenant or agreement to be performed by Target prior to or as of the Effective Time pursuant to this Agreement;

(vii)                           any negotiations, settlements or proceedings related to a demand for appraisal rights by a holder of Dissenting Shares, to the extent such amounts are in excess of that portion of the Merger Consideration otherwise payable to such holder pursuant to Section 2.6;

(viii)                        the failure of the Target to either pay or accrue as a Counted Liability any Termination Costs or Unpaid Target Transaction Expenses upon or prior to the Closing;

(ix)                                the termination of Non-Continuing Personnel; or

(x)                                   Fraud by Target (prior to or as of the Effective Time) or by Target Stockholders.

(c)                                  Right to Bring Claim.  Only Acquiror (or a person or entity designated in writing by Acquiror) may bring a claim to recover for Damages that are economic losses of the Surviving Corporation or Acquiror.

(d)                                 Materiality Disregarded for Damages Calculation.  For purposes of determining the amount of any Damages with respect thereto (but not for purposes of determining whether a breach has occurred), all representations and warranties of Target that are qualified as to materiality or by reference to a Material Adverse Effect shall be deemed to be not so qualified.

(e)                                  Essential Term.  The parties hereto acknowledge and agree that the rights of any Acquiror Indemnified Person to indemnification pursuant to this Section 9.2 are an essential part of the economic terms of the Merger.  An Acquiror Indemnified Person’s rights to indemnification under this Agreement shall in no way be limited or eliminated or otherwise affected by the fact that such Acquiror Indemnified Person, or any of its directors, officers, employees or advisors, was at any time prior to or as of the Effective Time or the execution of this Agreement aware (or should have become aware) of any fact (including that any representation or warranty was untrue or incorrect or that any covenant or agreement had been breached).

(f)                                    Tax Treatment of Indemnification Payments.  Except as otherwise required by applicable law, the parties shall treat any indemnification payment made hereunder as an adjustment to the Merger Consideration.

9.3                                 Escrow Period; Release From Escrow.

(a)                                  The Escrow Fund shall terminate and be released upon the Termination Date; provided, however, that a portion of the Escrow Fund that, in the reasonable judgment of Acquiror, is sufficient to satisfy any potential unsatisfied claims specified in any Officer’s Certificate (as defined in Section 9.4 below) delivered to the Escrow Agent prior to  the Termination Date shall remain in the Escrow Fund until such claims have been resolved.

(b)                                 Within five days after the Termination Date (the “Release Date”), the Escrow Agent shall pay each Target Stockholder that has complied with Section 2.7, their applicable portion of the Remaining Escrow Amount.  Notwithstanding anything to the contrary herein, any Escrow Fund subject to any pending but unresolved indemnification claims of any Acquiror Indemnified Person shall only be released by the Escrow Agent and paid to the Target Stockholders following resolution of each specific indemnification claim involved.

(c)                                  Without Acquiror’s written approval, no right to receive any of the Escrow Fund or any beneficial interest therein may be assigned or transferred, including by operation of law, by any Target Stockholder or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of any such Target Stockholder.

9.4                                 Claims Upon Escrow Fund.  Upon receipt by the Escrow Agent on or before the Release Date of a certificate signed by an officer of Acquiror (an “Officer’s Certificate”) stating (i) their good faith belief that Damages exist (or could reasonably be expected to exist with respect to an identified matter) with respect to the indemnification obligations of the Indemnifying Parties set forth in Section 9.2, and specifying in reasonable detail the individual items of such Damages included in the amount so stated, the date each such item was paid, or properly accrued or arose, and the nature of the misrepresentation, breach of warranty, covenant or claim to which such item is related or (ii) that a Deficiency Adjustment Amount has been finally determined pursuant to Section 2.14(b), then in each such case the Escrow Agent shall, subject to the provisions of this Section 9, deliver to Acquiror out of the Escrow Fund, as promptly as practicable, cash having a value equal to such Damages or Deficiency Adjustment Amount, as applicable.

For purposes of determining if Damages could reasonably be expected to exist in the future with respect to an identified matter, Acquiror shall be entitled to treat all allegations in a third party claim as valid until such time as they are finally adjudicated to be invalid.  If Damages exceed the available Escrow Fund, Acquiror is hereby authorized at any time thereafter and from time to time, to the fullest extent permitted by law, to reduce the Aggregate Earn-Out Consideration to satisfy any indemnification obligation of Indemnifying Parties, subject to the limitations of Section 9.11.

9.5                                 Objections to Claims.

(a)                                  At the time of delivery of any Officer’s Certificate to the Escrow Agent, a duplicate copy of such Officer’s Certificate shall be delivered to the Stakeholder Representative.  For a period of 30 days after such delivery, the Escrow Agent shall make no payment out of the Escrow Fund pursuant to Section 9.4 unless the Escrow Agent shall have received written authorization from the Stakeholder Representative to make such payment.  After the expiration of such 30 day period, the Escrow Agent shall make payment out of the Escrow Fund in accordance with Section 9.4, unless the Stakeholder Representative shall object in a written statement to the claim made in the Officer’s Certificate, and such statement shall have been delivered to the Escrow Agent and to Acquiror prior to the expiration of such 30 day period.

(b)                                 If the Stakeholder Representative shall so object in writing to any claim or claims by Acquiror made in any Officer’s Certificate, Acquiror shall have 30 days to respond in a written statement to the objection of the Stakeholder Representative.  If after such 30 day period there remains a dispute as to any claims, the Stakeholder Representative and Acquiror shall attempt in good faith for an additional period of up to 45 days to agree upon the rights of the respective parties with respect to each of such claims.  If the Stakeholder Representative and Acquiror should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent.  The Escrow Agent shall be entitled to rely on any such memorandum and shall distribute the cash from the Escrow Fund in accordance with the terms thereof.  Any document executed by the Stakeholder Representative shall be binding upon all Indemnifying Parties with respect to such matter.

9.6                                 Resolution of Conflicts and Arbitration.

(a)                                  If no agreement has been reached after good faith negotiation between the parties pursuant to Section 9.5, either Acquiror or the Stakeholder Representative may, by written notice to the other, demand arbitration of the matter unless the amount of the Damages is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by one arbitrator.  Acquiror and the Stakeholder Representative shall agree on the arbitrator, provided that if Acquiror and the Stakeholder Representative cannot agree on such arbitrator, either Acquiror or Stakeholder Representative can request that Judicial Arbitration and Mediation Services (“JAMS”) select the arbitrator.  The arbitrator shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator, to discover relevant information from the opposing parties about the subject matter of the dispute.

The arbitrator shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the same extent as a court of competent law or equity (but subject to the limitations of this Section 9), should the arbitrator determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification.  The decision of the arbitrator shall be written, shall be in accordance with applicable law and with this Agreement, and shall be supported by written findings of fact and conclusions of law which shall set forth the basis for the decision of the arbitrator.  The decision of the arbitrator as to the validity and amount of any claim in such Officer’s Certificate shall be binding and conclusive upon the parties to this Agreement, and the Escrow Agent and the parties shall be entitled to act in accordance with such decision and the Escrow Agent shall be entitled to make or withhold payments out of the Escrow Fund in accordance therewith.

(b)                                 Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction.  Any such arbitration shall be held in Austin, Texas and shall be governed by the JAMS Comprehensive Arbitration Rules and Procedures (located at www.jamsadr.com), except to the extent those rules and procedures conflict with provisions of this Agreement, in which case the provisions set forth in this Agreement regarding arbitration shall govern.  The Stakeholder Representative (on behalf of the Target Stockholders and Bridge Lenders) and the Acquiror shall each be responsible for (i) their own fees and expenses incurred in connection with any arbitration under this Section 9 and (ii) 50% of the arbitrator’s fees, in each of cases (i) and (ii), except to the extent such fees and expenses constitute Damages hereunder (in which case they shall be paid and reimbursed in accordance with the provisions of this Section 9.

9.7                                 Stakeholder Representative.

(a)                                  By voting in favor of the adoption of this Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, each Target Stockholder and Bridge Lender shall be deemed to have approved the designation of, and hereby designates, Shareholder Representative Services LLC as the Stakeholder Representative under the terms set forth herein to give and receive notices and communications, to authorize delivery to Acquiror of cash from the Escrow Fund in satisfaction of claims by Acquiror, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Stakeholder Representative for the accomplishment of the foregoing.  If the Stakeholder Representative shall die, be removed by the written direction of the holders of a majority in interest of the Escrow Fund, become disabled, resign or otherwise be unable to fulfill its responsibilities hereunder, a new Stakeholder Representative may be designated by the holders of a majority in interest of the Escrow Fund upon not less than 10 days’ prior written notice to Acquiror.  No bond shall be required of the Stakeholder Representative, and the Stakeholder Representative shall receive no compensation for its services from Target, Acquiror or any of their Affiliates after the Effective Time, other than pursuant to the terms of the Stakeholder Representative Agreement entered into between Shareholder Representative Services LLC, Target and certain of the Target Stockholders on or about the date hereof.

Notices or communications to or from the Stakeholder Representative shall constitute notice to or from each of the Target Stockholders and Bridge Lenders.  Each Target Stockholder and Bridge Lender agrees to receive correspondence from the Stakeholder Representative, including in electronic form.

(b)                                 The Stakeholder Representative shall not be liable for any act done or omitted hereunder as Stakeholder Representative while acting in good faith and without gross negligence or willful misconduct and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.  The Target Stockholders and Bridge Lenders shall jointly and severally indemnify and hold the Stakeholder Representative harmless against any loss, liability or expense incurred without gross negligence or willful misconduct on the part of the Stakeholder Representative and arising out of or in connection with the acceptance or administration of its duties hereunder, in each case as such loss, liability or expense is incurred.

(c)                                  The Stakeholder Representative shall have reasonable access to information about Target, including in electronic form to the extent reasonably available, for purposes of performing his duties and exercising his rights hereunder.  The Stakeholder Representative and its members, managers, directors, officers, agents and employees shall treat confidentially and not disclose any nonpublic information from or about Target or Acquiror.

(d)                                 Prior to and upon the Termination Date the Stakeholder Representative shall be entitled to recover such expenses from the Representative Fund in accordance with the terms of the Escrow Agreement. Upon the Termination Date and to the extent not paid directly by the Target Stockholders and the Bridge Lenders, the Stakeholder Representative shall be entitled to reimbursement of all reasonable expenses incurred by it in connection with fulfilling its duties as set forth in this Agreement from the Representative Fund in accordance with the terms of the Escrow Agreement and from the Escrow Fund, but only to the extent of the Escrow Amount that remains available for distribution after satisfaction of all obligations to Acquiror Indemnified Persons (including any potential obligations and pending claims) pursuant to Section 9 hereof; provided that while this section allows the Stakeholder Representative to be paid from the Escrow Fund, this does not relieve the Target Stockholders or Bridge Lenders from their obligation to pay such losses, liabilities or expenses, nor does it prevent the Stakeholder Representative from seeking any remedies available to it at law or otherwise against the Target Stockholders or Bridge Lenders.

9.8                                 Actions of the Stakeholder Representative.  A decision, act, consent or instruction of the Stakeholder Representative shall constitute a decision of all Target Stockholders and Bridge Lenders and shall be final, binding and conclusive upon each such Target Stockholder and Bridge Lenders, and the Escrow Agent and Acquiror may rely upon any decision, act, consent or instruction of the Stakeholder Representative as being the decision, act, consent or instruction of each and every such Target Stockholder and Bridge Lenders.  The Escrow Agent and Acquiror are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Stakeholder Representative.

9.9                                 Third-Party Claims.  In the event Acquiror becomes aware of a third-party claim that Acquiror believes may result in  an indemnification claim pursuant to Section 9, Acquiror shall notify the Stakeholder Representative of such claim (but the failure to deliver such notice shall not limit Acquiror’s rights under this Agreement).  Acquiror shall have the right in its sole discretion to settle any such claim.  Acquiror shall consult with the Stakeholder Representative prior to entering into a settlement of any claim relating to Section 3.20 that would result in Damages in excess of the remaining Escrow Fund (but Acquiror shall nevertheless be free to settle any such claim regardless of whether the Stakeholder Representative consents to such settlement).  In the event that the Stakeholder Representative has consented to any settlement of a third-party claim the Stakeholder Representative shall have no power or authority to object under Section 9.5 or any other provision of this Section 9 to the amount of any claim by Acquiror against the Escrow Fund (or against the Aggregate Earn-Out Consideration) for indemnity with respect to such settlement.

9.10                           No Subrogation.  For the avoidance of doubt, to the extent that an Acquiror Indemnified Person is entitled to indemnification pursuant to this Section 9, the Indemnifying Parties shall not be entitled to exercise, or be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that the Acquiror Indemnified Person or any of the its Subsidiaries or other Affiliates may have against any other person with respect to any Damages, circumstances or matter to which such indemnification is directly or indirectly related.

9.11                           Limitations on Recovery.

(a)                                  Sole and Exclusive Remedy Pursuant to this Agreement.  Following the Closing, the indemnification rights provided in this Section 9 shall constitute the sole and exclusive remedy pursuant to this Agreement with respect to Damages of any kind or nature arising out of or in connection with any breach of or inaccuracy in any representation, warranty or covenant contained in this Agreement, other than with respect to (a) Fraud by Target (prior to or as of the Effective Time) or by Target Stockholders or Bridge Lenders or Carveout Recipients or (b) Section 2.14.

(b)                                 Cap on Liability.  Without limiting the generality of Section 9.11(a), the sole and exclusive recourse of the Acquiror Indemnified Persons pursuant to this Agreement with respect to: (i) Section 9.2(b)(i) (and not related to any other section) and 9.2(b)(iii) shall be limited to the Escrow Fund; (ii) Section 9.2(b)(ii) shall be limited to the Escrow Fund plus an offset to any earned but unpaid amount of any Aggregate Earn-Out Consideration; and (iii) to Sections 9.2(b)(iv) through (ix) shall be limited to the Merger Consideration.

(c)                                  Threshold for Certain Claims.  No claim for Damages shall be made with respect to Section 9.2(b)(i), Section 9.2(b)(ii), or Section 9.2(b)(iii) unless all Damages of all Acquiror Indemnified Persons under all such Sections, in the aggregate, exceed $350,000, in which case the Acquiror Indemnified Person shall be entitled to indemnification for all Damages from the first dollar (without regard to the limitation set forth in this Section 9.11(c)).

(d)                                 Cap on Individual Liability.  With respect to claims in excess of the Escrow Fund, no Indemnifying Person shall be liable for any Damages or any other amounts of any kind or nature in excess of the Merger Consideration actually received by such Indemnifying Person.

(e)                                  Damage Offsets.  Without limiting the effect of any other limitation contained in this Section 9, for purposes of computing the amount of any Damages incurred by an Acquiror Indemnified Person, there shall be deducted: (i) an amount equal to the amount of any tax benefit actually realized by any Acquiror Indemnified Person or any of their Affiliates in connection with such Damages in the taxable year in which the Damages giving rise to such claim for indemnity were incurred, (ii) an amount equal to the amount of any insurance proceeds (net of any reasonably estimated increased insurance premiums and other similar amounts resulting from making the claim that resulted in payment of such proceeds), indemnification payments, contribution payments or reimbursements, in each case, actually received by any Acquiror Indemnified Person or any of their Affiliates (in each case other than received from an Acquiror Indemnified Person) with respect to such Damages, and (iii) an amount equal to the reduction in the aggregate Contingent Bonuses (as defined in the Carveout Plan) that would be payable after giving effect to any reduction in the Remaining Escrow Amount as result of such Damages (after giving effect to the offset described in this clause (iii)).  For the avoidance of doubt the parties acknowledge and agree that the Escrow Fund shall be used as the first resort to satisfy any claim for indemnification pursuant to this Agreement, and it is the intention of the parties that the offset described in clause (iii) of the immediately preceding sentence would result in any Damages that would be payable solely from the Escrow Fund to be paid out of the Escrow Fund with respect to 85% of such Damages with the remaining 15% of such Damages to be satisfied through a reduction in the Contingent Bonuses pursuant to the Carveout Plan.  For purposes of this paragraph, the Acquiror Indemnified Person shall be deemed to recognize a tax benefit with respect to a taxable year if, and to the extent that, the liability for Taxes of such Acquiror Indemnified Person for such taxable year, calculated by excluding any Tax items attributed to the Damages, exceeds such Acquiror Indemnified Person’s actual liability for Taxes for such taxable year, calculated by taking into account any Tax items attributed to the Damages, treating such Tax items attributable to the Damages as the last items claimed for such taxable year.  To the extent that a claim for indemnification by any Acquiror Indemnified Person hereunder relates to a Liability incurred by the Target that was previously included as a Counted Liability in the calculation of the Deficit, then the determination of Damages in respect of such claim shall be net of such amount previously included as a Counted Liability.

(f)                                    Target Deficit Certificate.  The sole and exclusive remedy for any errors in the Deficit shall be pursuant to Section 2.14 of this Agreement; provided, however, that the foregoing shall not otherwise diminish Acquiror Indemnified Persons’ right to bring a claim for indemnification with respect to Section 9.2(b) for any breach of any representation and warranty.

(g)                                 No Limitation on Additional Agreements.  Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall limit (A) the survival provisions of Section 8.2 if the Closing does not occur; (B) the liability in amount or otherwise of any Target Stockholder, Bridge Lender or Carveout Recipient, as applicable, in connection with a breach of any representation or covenant in such person’s Non-Competition Agreement, Non-Solicitation Agreement, Offer Letter, or PIIA or other agreement entered into by such person and Acquiror (or its affiliates); or (C) the liability in amount or otherwise of any Target Stockholder, Bridge Lender or Carveout Recipient with respect to Fraud by the Target or by a Target Stockholder, Bridge Lender or Carveout Recipient.

10.                                 General Provisions.

10.1                           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly delivered and received: (i) upon receipt if delivered personally; (ii) three business days after being mailed by registered or certified mail, postage prepaid, return receipt requested; (iii) one business day after it is sent by commercial overnight courier service; or (iv) upon transmission if sent via facsimile or electronic mail with confirmation of receipt to the parties at the following address (or at such other address for a party as shall be specified upon like notice:

(a)                                  if to Acquiror or Merger Sub, to:

Silicon Laboratories Inc.
400 West Cesar Chavez
Austin, Texas 78701
Attention:  General Counsel
Fax:     512.428.1666
e-mail: legal@silabs.com

with a copy to:

DLA Piper LLP (US)
401 Congress, Suite 2500
Austin, Texas 78701
Attention: Philip Russell, P.C.
Fax:     512.457.7001
e-mail: Philip.Russell@dlapiper.com

(b)                                 if to Target, to:

Spectra Linear, Inc.
2200 Laurelwood Road
Santa Clara, California 95054
Attention: Ilhan Refioğlu
e-mail: Ilhan.Refioglu@SpectraLinear.com

with a copy to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Attention: Patrick Pohlen
Fax:     650.463.2600
e-mail: Patrick.Pohlen@lw.com

(c)                                  if to Stakeholder Representative, to:

Shareholder Representative Services LLC
601 Montgomery Street, Suite 2020
San Francisco, CA 94111
Attention: Managing Director
Email: deals@shareholderrep.com
Facsimile No.: (415) 962-4147
Telephone No.: (415) 367-9400

In all cases, with a copy to (which shall not constitute notice):

Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Attention: Patrick Pohlen
Fax:     650.463.2600
e-mail: Patrick.Pohlen@lw.com

10.2                           Taking of Necessary Action; Further Action.  Each of Acquiror, Merger Sub and Target will take all such reasonable and lawful action as may be necessary or desirable in order to effectuate the Merger in accordance with this Agreement as promptly as possible.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Target and Merger Sub, the officers and directors of Target and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

10.3                           LIMITATION OF LIABILITY.  NEITHER ACQUIROR NOR THE SURVIVING CORPORATION SHALL BE LIABLE FOR INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES PURSUANT TO THE MERGER, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  As of and following the Effective Time, neither Acquiror nor the Surviving Corporation shall have any Liabilities pursuant to the Merger or this Agreement or the transactions contemplated hereby other than for (a) payment of the Merger Consideration pursuant to the terms of this Agreement, and (b) the indemnification obligations set forth in Section 6.12.

10.4                           Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.5                           Entire Agreement; Parties in Interest; Assignment.  This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the exhibits and schedules hereto, including the Target Disclosure Schedule together constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof except for the Nondisclosure Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms.  No party to this Agreement, nor any of their respective Affiliates, representatives or agents, is making any representation or warranty whatsoever, oral or written, express or implied, other than those set forth in this Agreement including the exhibits and schedules hereto (including the Target Disclosure Schedule).  The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other person other than (a) to Target Stockholders pursuant to Section 2.6 and Section 2.7, (b) to Carveout Recipients pursuant to Section 2.8, (c) to Target Indemnified Persons pursuant to Section 6.12 and (d) to Acquiror Indemnified Persons pursuant to Section 9.  This Agreement shall not be assigned by operation of law or otherwise without the written consent of Acquiror.

10.6                           Severability.  In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.7                           Remedies Cumulative.  Except as otherwise provided herein, any and all remedies expressly conferred in this Agreement upon a party will be deemed cumulative with and not exclusive of any other remedy expressly conferred by this Agreement, and the exercise by a party of any one remedy under this Agreement will not preclude the exercise of any other remedy expressly conferred by this Agreement.

10.8                           Governing Law.  This Agreement and the transactions contemplated hereby shall be governed by and construed in accordance with the internal laws of Delaware applicable to parties residing in Delaware, without regard applicable principles of conflicts of law.

10.9                           Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.  When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  References herein to a Section shall be deemed to also refer to all subsections under such Section (e.g. a reference to Section 3.10(b) would be deemed to refer to Section 3.10(b)(i) and Section 3.10(b)(ii) and any subsections thereunder as well).

The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  References herein to the Target shall be deemed to also refer to the Surviving Corporation unless the context requires otherwise.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  All references in this Agreement that provide that documents have been “delivered to Acquiror” or “provided to Acquiror” shall be deemed satisfied solely to the extent that (a) the applicable document(s) was provided in the Electronic Data Room at least one day prior to the date hereof or (b) delivered via e-mail to Acquiror’s legal counsel or an employee of Acquiror engaged in the negotiation or due diligence investigation regarding this transaction at least two days prior to the date hereof.

10.10                     Amendment; Waiver.  This Agreement may be amended and any provision hereof may be waived at any time, in each case, only by execution of an instrument in writing signed by both (i) Acquiror and (ii) Target (if the amendment or waiver occurs prior to the Effective Time) or the Stakeholder Representative (if the amendment or waiver occurs after the Effective Time); provided that no amendment or waiver that adversely impacts the Stakeholder Representative shall be enforceable against the Stakeholder Representative unless signed by the Stakeholder Representative.  The Target Stockholders and Bridge Lenders shall be bound by any amendment or waiver signed by the Target (prior to the Effective Time) or the Stakeholder Representative (after the Effective Time).  The failure of a party to exercise any of its rights hereunder or to insist upon strict adherence to any term or condition hereof on any one occasion shall not be construed as a waiver or deprive that party of the right thereafter to insist upon strict adherence to the terms and conditions of this Agreement at a later date.  Further, no waiver of any of the terms and conditions of this Agreement shall be deemed to or shall constitute a waiver of any other term of condition hereof (whether or not similar) unless explicitly waived.

10.11                     Counsel.  Each of the parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees, and Affiliates that Target is the client of Latham & Watkins LLP (“Latham”).  After the Closing, it is possible that Latham will be asked to represent the Target Stockholders and Bridge Lenders, the Stakeholder Representative and their respective Affiliates (individually and collectively, the “Seller Group”) in connection with matters related to this Agreement or the Escrow Agreement, including, without limitation, matters related to the Escrow Fund and any claims related thereto pursuant to this Agreement.  Acquiror and Target hereby agree to reasonably consider any request that Latham (or any successor) be permitted to represent the Seller Group in the future in connection with matters related to this Agreement or the Escrow Agreement and any claims that may be made thereunder pursuant to this Agreement, but the parties acknowledge that Acquiror and Target may withhold such consent to the extent permitted by applicable law if Acquiror and Target believe that such representation could conflict with their rights as a former client.

IN WITNESS WHEREOF, Target, Acquiror, Merger Sub and Stakeholder Representative have caused this Agreement to be executed and delivered by each of them or their respective officers thereunto duly authorized, all as of the date first written above.

SPECTRA LINEAR, INC.

By:	/s/ Ilhan Refioğlu
Ilhan Refioğlu
Chief Executive Officer

SILICON LABORATORIES INC.

By:	/s/ Necip Sayiner
Necip Sayiner
Chief Executive Officer and President

SOPHIA MERGER SUB, INC.

By:	/s/ Paul V. Walsh, Jr.
Paul V. Walsh, Jr.
President

STAKEHOLDER REPRESENTATIVE

SHAREHOLDER REPRESENTATIVE SERVICES, LLC, solely in its capacity as Stakeholder Representative

By:	/s/ Mark B. Vogel
Name:	Mark B. Vogel
Title:	Managing Director